UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐		No ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

The information, documents and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-209069) and to be a part of such prospectus from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2015 and 2016

2.	Independent Auditor’s Report on the Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2015 and 2016

EXHIBIT INDEX

Exhibit No.	Description

12.1	Computation of ratio of earnings to fixed charges

15.1	Consent of KPMG AZSA LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	Director

Date:     July 5, 2016

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
March 31	2015		2016		2016
Assets:
Cash and due from banks	*8	¥39,748,979	*8	¥42,789,236	$379,943
Call loans and bills bought	*8	1,326,965	*8	1,291,365	11,467
Receivables under resale agreements		746,431		494,949	4,395
Receivables under securities borrowing transactions		6,477,063		7,972,918	70,795
Monetary claims bought	*8	4,286,592	*8	4,350,012	38,626
Trading assets	*8	7,483,681	*8	8,063,281	71,597
Money held in trust		7,087		5,163	46
Securities	*1, *2, *8, *15	29,633,667	*1, *2, *8, *15	25,264,445	224,334
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	73,068,240	*3, *4, *5, *6, *7, *8, *9	75,066,080	666,543
Foreign exchanges	*7	1,907,667	*7	1,577,167	14,004
Lease receivables and investment assets	*8	1,909,143	*8	1,987,034	17,644
Other assets	*8	6,156,091	*8	6,702,774	59,517
Tangible fixed assets	*8, *10, *11, *12	2,770,853	*8, *10, *11, *12	2,919,424	25,923
Assets for rent		1,790,787		1,884,778	16,736
Buildings		313,381		386,222	3,429
Land		469,167		489,144	4,343
Lease assets		8,368		7,558	67
Construction in progress		76,413		27,188	241
Other tangible fixed assets		112,735		124,531	1,106
Intangible fixed assets		819,560		878,265	7,798
Software		359,216		408,272	3,625
Goodwill		351,966		339,185	3,012
Lease assets		307		268	2
Other intangible fixed assets		108,070		130,538	1,159
Net defined benefit asset		376,255		203,274	1,805
Deferred tax assets		127,841		125,832	1,117
Customers’ liabilities for acceptances and guarantees		7,267,713		7,519,635	66,770
Reserve for possible loan losses		(671,248)		(625,019)	(5,550)

Total assets		¥183,442,585		¥186,585,842	$1,656,774

(Continued)

	Millions of yen				Millions of U.S. dollars
March 31	2015		2016		2016
Liabilities and net assets:
Liabilities:
Deposits	*8	¥101,047,918	*8	¥110,668,828	$982,675
Negotiable certificates of deposit		13,825,898		14,250,434	126,536
Call money and bills sold	*8	5,873,123		1,220,455	10,837
Payables under repurchase agreements	*8	991,860	*8	1,761,822	15,644
Payables under securities lending transactions	*8	7,833,219	*8	5,309,003	47,141
Commercial paper		3,351,459		3,017,404	26,793
Trading liabilities	*8	5,664,688	*8	6,112,667	54,277
Borrowed money	*8, *13	9,778,095	*8, *13	8,571,227	76,108
Foreign exchanges		1,110,822		1,083,450	9,620
Short-term bonds		1,370,800		1,271,300	11,288
Bonds	*14	6,222,918	*14	7,006,357	62,212
Due to trust account		718,133		944,542	8,387
Other liabilities	*8	6,728,951	*8	6,632,027	58,889
Reserve for employee bonuses		73,359		68,476	608
Reserve for executive bonuses		3,344		2,446	22
Net defined benefit liability		38,096		48,570	431
Reserve for executive retirement benefits		2,128		2,202	20
Reserve for point service program		19,050		19,706	175
Reserve for reimbursement of deposits		20,870		16,979	151
Reserve for losses on interest repayment		166,793		228,741	2,031
Reserves under the special laws		1,124		1,498	13
Deferred tax liabilities		601,393		348,190	3,092
Deferred tax liabilities for land revaluation	*10	34,550	*10	32,203	286
Acceptances and guarantees	*8	7,267,713	*8	7,519,635	66,770

Total liabilities		172,746,314		176,138,173	1,564,004

Net assets :
Capital stock		2,337,895		2,337,895	20,759
Capital surplus		757,329		757,306	6,724
Retained earnings		4,098,425		4,534,472	40,263
Treasury stock		(175,261)		(175,381)	(1,557)

Total stockholders’ equity		7,018,389		7,454,294	66,190

Net unrealized gains (losses) on other securities		1,791,049		1,347,689	11,967
Net deferred gains (losses) on hedges		(30,180)		55,130	490
Land revaluation excess	*10	39,014	*10	39,416	350
Foreign currency translation adjustments		156,309		87,042	773
Accumulated remeasurements of defined benefit plans		47,667		(69,811)	(620)

Total accumulated other comprehensive income		2,003,859		1,459,467	12,959

Stock acquisition rights		2,284		2,884	26
Non-controlling interests		1,671,738		1,531,022	13,595

Total net assets		10,696,271		10,447,669	92,769

Total liabilities and net assets		¥183,442,585		¥186,585,842	$1,656,774

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2015		2016		2016
Ordinary income		¥4,851,202		¥4,772,100	$42,373
Interest income		1,891,932		1,868,313	16,590
Interest on loans and discounts		1,312,629		1,326,402	11,778
Interest and dividends on securities		336,345		303,132	2,692
Interest on call loans and bills bought		19,599		20,457	182
Interest on receivables under resale agreements		9,640		10,100	90
Interest on receivables under securities borrowing transactions		7,826		10,747	95
Interest on deposits with banks		43,147		37,537	333
Interest on lease transactions		62,097		59,366	527
Other interest income		100,645		100,567	893
Trust fees		2,890		3,681	33
Fees and commissions		1,126,285		1,134,463	10,073
Trading income		252,976		225,481	2,002
Other operating income		1,359,109		1,342,665	11,922
Lease-related income		189,261		197,699	1,755
Installment-related income		692,151		743,815	6,605
Other		477,695		401,150	3,562
Other income		218,008		197,494	1,754
Gains on reversal of reserve for possible loan losses		61,158		—	—
Recoveries of written-off claims		15,979		19,735	175
Other	*1	140,870	*1	177,759	1,578

Ordinary expenses		3,530,046		3,786,815	33,625
Interest expenses		386,753		445,385	3,955
Interest on deposits		126,371		140,633	1,249
Interest on negotiable certificates of deposit		43,904		49,319	438
Interest on call money and bills sold		4,201		5,360	48
Interest on payables under repurchase agreements		4,921		8,077	72
Interest on payables under securities lending transactions		5,036		6,726	60
Interest on commercial paper		8,047		10,415	92
Interest on borrowed money		34,814		39,825	354
Interest on short-term bonds		1,393		1,400	12
Interest on bonds		110,461		129,295	1,148
Other interest expenses		47,602		54,331	482
Fees and commissions payments		129,609		130,625	1,160
Trading losses		57,856		—	—
Other operating expenses		1,078,570		1,094,630	9,720
Lease-related expenses		89,310		91,017	808
Installment-related expenses		650,913		698,904	6,206
Other		338,346		304,708	2,706
General and administrative expenses	*2	1,659,341	*2	1,724,836	15,316
Other expenses		217,914		391,338	3,475
Provision for reserve for possible loan losses		—		34,842	309
Other	*3	217,914	*3	356,495	3,165

Ordinary profit		1,321,156		985,284	8,749

(Continued)

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2015		2016		2016
Extraordinary gains		¥538		¥3,911	$35
Gains on disposal of fixed assets		538		3,714	33
Gains on negative goodwill		—		138	1
Reversal of reserve for eventual future operating losses from financial instruments transactions		—		0	0
Other extraordinary gains		—		58	1
Extraordinary losses		12,316		9,026	80
Losses on disposal of fixed assets		6,853		4,289	38
Losses on impairment of fixed assets	*4	5,109	*4	4,362	39
Provision for reserve for eventual future operating losses from financial instruments transactions		353		374	3

Income before income taxes		1,309,377		980,170	8,703

Income taxes-current		325,341		244,223	2,169
Income taxes-deferred		116,020		(19,175)	(170)

Income taxes		441,362		225,047	1,998

Profit		868,015		755,123	6,705

Profit attributable to non-controlling interests		114,405		108,435	963

Profit attributable to owners of parent		¥753,610		¥646,687	$5,742

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2015		2016		2016
Profit		¥868,015		¥755,123	$6,705
Other comprehensive income (losses)	*1	1,195,494	*1	(576,794)	(5,122)
Net unrealized gains (losses) on other securities		864,496		(444,981)	(3,951)
Net deferred gains (losses) on hedges		29,458		82,552	733
Land revaluation excess		3,604		1,705	15
Foreign currency translation adjustments		175,840		(92,121)	(818)
Remeasurements of defined benefit plans		122,552		(121,933)	(1,083)
Share of other comprehensive income of affiliates		(458)		(2,016)	(18)

Total comprehensive income		2,063,510		178,328	1,583

Comprehensive income attributable to owners of parent		1,879,838		103,599	920
Comprehensive income attributable to non-controlling interests		183,672		74,728	664

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2015	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥758,349	¥3,480,085	¥(175,115)	¥6,401,215
Cumulative effects of changes in accounting policies			35,459		35,459
Restated balance	2,337,895	758,349	3,515,544	(175,115)	6,436,674
Changes in the fiscal year
Cash dividends			(170,908)		(170,908)
Profit attributable to owners of parent			753,610		753,610
Purchase of treasury stock				(161)	(161)
Disposal of treasury stock		2		15	17
Changes in shareholders’ interest due to transaction with non-controlling interests		(1,021)			(1,021)
Increase due to increase in subsidiaries			38		38
Increase due to decrease in subsidiaries			5		5
Decrease due to increase in subsidiaries			(165)		(165)
Decrease due to decrease in subsidiaries			(20)		(20)
Reversal of land revaluation excess			321		321
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(1,019)	582,880	(146)	581,715

Balance at the end of the fiscal year	¥2,337,895	¥757,329	¥4,098,425	¥(175,261)	¥7,018,389

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2015	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥949,508	¥(60,946)	¥35,749	¥27,239	¥(73,579)	¥877,971
Cumulative effects of changes in accounting policies
Restated balance	949,508	(60,946)	35,749	27,239	(73,579)	877,971
Changes in the fiscal year
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	841,541	30,766	3,265	129,070	121,246	1,125,888

Net changes in the fiscal year	841,541	30,766	3,265	129,070	121,246	1,125,888

Balance at the end of the fiscal year	¥1,791,049	¥(30,180)	¥39,014	¥156,309	¥47,667	¥2,003,859

	Millions of yen
Year ended March 31, 2015	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,791	¥1,724,041	¥9,005,019
Cumulative effects of changes in accounting policies		(431)	35,027
Restated balance	1,791	1,723,610	9,040,047
Changes in the fiscal year
Cash dividends			(170,908)
Profit attributable to owners of parent			753,610
Purchase of treasury stock			(161)
Disposal of treasury stock			17
Changes in shareholders’ interest due to transaction with non-controlling interests			(1,021)
Increase due to increase in subsidiaries			38
Increase due to decrease in subsidiaries			5
Decrease due to increase in subsidiaries			(165)
Decrease due to decrease in subsidiaries			(20)
Reversal of land revaluation excess			321
Net changes in items other than stockholders’ equity in the fiscal year	492	(51,872)	1,074,509

Net changes in the fiscal year	492	(51,872)	1,656,224

Balance at the end of the fiscal year	¥2,284	¥1,671,738	¥10,696,271

(Continued)

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2016	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,329	¥4,098,425	¥(175,261)	¥7,018,389
Changes in the fiscal year
Cash dividends			(211,921)		(211,921)
Profit attributable to owners of parent			646,687		646,687
Purchase of treasury stock				(191)	(191)
Disposal of treasury stock		(17)		71	54
Changes in shareholders’ interest due to transaction with non-controlling interests		(5)			(5)
Increase due to increase in subsidiaries			50		50
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(16)		(16)
Decrease due to decrease in subsidiaries			(51)		(51)
Reversal of land revaluation excess			1,295		1,295
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(23)	436,047	(119)	435,904

Balance at the end of the fiscal year	¥2,337,895	¥757,306	¥4,534,472	¥(175,381)	¥7,454,294

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2016	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,791,049	¥(30,180)	¥39,014	¥156,309	¥47,667	¥2,003,859
Changes in the fiscal year
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	(443,359)	85,310	401	(69,266)	(117,478)	(544,392)

Net changes in the fiscal year	(443,359)	85,310	401	(69,266)	(117,478)	(544,392)

Balance at the end of the fiscal year	¥1,347,689	¥55,130	¥39,416	¥87,042	¥(69,811)	¥1,459,467

	Millions of yen
Year ended March 31, 2016	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,284	¥1,671,738	¥10,696,271
Changes in the fiscal year
Cash dividends			(211,921)
Profit attributable to owners of parent			646,687
Purchase of treasury stock			(191)
Disposal of treasury stock			54
Changes in shareholders’ interest due to transaction with non-controlling interests			(5)
Increase due to increase in subsidiaries			50
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(16)
Decrease due to decrease in subsidiaries			(51)
Reversal of land revaluation excess			1,295
Net changes in items other than stockholders’ equity in the fiscal year	600	(140,715)	(684,507)

Net changes in the fiscal year	600	(140,715)	(248,602)

Balance at the end of the fiscal year	¥2,884	¥1,531,022	¥10,447,669

(Continued)

	Millions of U.S. dollars
	Stockholders’ equity
Year ended March 31, 2016	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	$20,759	$6,725	$36,392	$(1,556)	$62,319
Changes in the fiscal year
Cash dividends			(1,882)		(1,882)
Profit attributable to owners of parent			5,742		5,742
Purchase of treasury stock				(2)	(2)
Disposal of treasury stock		(0)		1	0
Changes in shareholders’ interest due to transaction with non-controlling interests		(0)			(0)
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(0)		(0)
Decrease due to decrease in subsidiaries			(0)		(0)
Reversal of land revaluation excess			11		11
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(0)	3,872	(1)	3,871

Balance at the end of the fiscal year	$20,759	$6,724	$40,263	$(1,557)	$66,190

	Millions of U.S. dollars
	Accumulated other comprehensive income
Year ended March 31, 2016	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	$15,903	$(268)	$346	$1,388	$423	$17,793
Changes in the fiscal year
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	(3,937)	758	4	(615)	(1,043)	(4,834)

Net changes in the fiscal year	(3,937)	758	4	(615)	(1,043)	(4,834)

Balance at the end of the fiscal year	$11,967	$490	$350	$773	$(620)	$12,959

	Millions of U.S. dollars
Year ended March 31, 2016	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the fiscal year	$20	$14,844	$94,977
Changes in the fiscal year
Cash dividends			(1,882)
Profit attributable to owners of parent			5,742
Purchase of treasury stock			(2)
Disposal of treasury stock			0
Changes in shareholders’ interest due to transaction with non-controlling interests			(0)
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(0)
Decrease due to decrease in subsidiaries			(0)
Reversal of land revaluation excess			11
Net changes in items other than stockholders’ equity in the fiscal year	5	(1,249)	(6,078)

Net changes in the fiscal year	5	(1,249)	(2,207)

Balance at the end of the fiscal year	$26	$13,595	$92,769

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2015	2016	2016
Cash flows from operating activities:
Income before income taxes	¥1,309,377	¥980,170	$ 8,703
Depreciation	222,195	238,348	2,116
Losses on impairment of fixed assets	5,109	4,362	39
Amortization of goodwill	26,521	27,670	246
Gains on negative goodwill	—	(138)	(1)
Gains on step acquisitions	—	(58)	(1)
Equity in losses of affiliates	10,600	36,196	321
Net change in reserve for possible loan losses	(81,146)	(48,022)	(426)
Net change in reserve for employee bonuses	2,722	(5,077)	(45)
Net change in reserve for executive bonuses	(1,576)	(946)	(8)
Net change in net defined benefit asset and liability	(47,765)	(23,434)	(208)
Net change in reserve for executive retirement benefits	130	68	1
Net change in reserve for point service program	(1,305)	656	6
Net change in reserve for reimbursement of deposits	6,012	(4,138)	(37)
Net change in reserve for losses on interest repayment	(23,388)	61,947	550
Interest income	(1,891,932)	(1,868,313)	(16,590)
Interest expenses	386,753	445,385	3,955
Net gains on securities	(115,802)	(126,398)	(1,122)
Net gains from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	(717,621)	445,713	3,958
Net losses from disposal of fixed assets	6,315	575	5
Net change in trading assets	(423,811)	(579,837)	(5,149)
Net change in trading liabilities	797,462	448,508	3,982
Net change in loans and bills discounted	(4,500,362)	(2,223,331)	(19,742)
Net change in deposits	6,639,769	7,646,207	67,894
Net change in negotiable certificates of deposit	71,330	442,445	3,929
Net change in borrowed money (excluding subordinated borrowings)	2,656,388	(1,119,170)	(9,938)
Net change in deposits with banks	117,475	849,019	7,539
Net change in call loans and bills bought and others	(857,503)	157,822	1,401
Net change in receivables under securities borrowing transactions	(2,696,803)	(1,495,854)	(13,282)
Net change in call money and bills sold and others	922,181	(3,838,358)	(34,082)
Net change in commercial paper	924,066	(346,866)	(3,080)
Net change in payables under securities lending transactions	2,502,245	(2,524,215)	(22,414)
Net change in foreign exchanges (assets)	(105,639)	314,707	2,794
Net change in foreign exchanges (liabilities)	624,705	(22,636)	(201)
Net change in lease receivables and investment assets	(59,744)	(41,649)	(370)
Net change in short-term bonds (liabilities)	225,600	(99,500)	(884)
Issuance and redemption of bonds (excluding subordinated bonds)	1,038,047	420,778	3,736
Net change in due to trust account	18,803	226,408	2,010
Interest received	1,903,720	1,875,947	16,657
Interest paid	(375,300)	(438,246)	(3,891)
Other, net	87,971	(649,079)	(5,763)

Subtotal	8,605,805	(832,332)	(7,391)

Income taxes paid	(365,578)	(294,976)	(2,619)

Net cash provided by (used in) operating activities	8,240,226	(1,127,308)	(10,010)

(Continued)

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2015			2016	2016
Cash flows from investing activities:
Purchases of securities		¥(36,624,383)		¥(27,007,243)	$(239,809)
Proceeds from sale of securities		27,845,192		22,537,031	200,116
Proceeds from redemption of securities		7,854,257		7,992,771	70,971
Purchases of money held in trust		(0)		(1)	(0)
Proceeds from sale of money held in trust		3,523		1,925	17
Purchases of tangible fixed assets		(578,968)		(529,264)	(4,700)
Proceeds from sale of tangible fixed assets		188,309		147,995	1,314
Purchases of intangible fixed assets		(145,090)		(158,779)	(1,410)
Proceeds from sale of intangible fixed assets		28		223	2
Purchases of stocks of subsidiaries resulting from their merger		—		(860)	(8)
Proceeds from acquisition of business		—	*2	2,251,106	19,989
Purchases of stocks of subsidiaries resulting in change in scope of consolidation		(58)		(652)	(6)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation		—		6,698	59

Net cash provided by (used in) investing activities		(1,457,188)		5,240,950	46,537

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings		40,011		18,000	160
Redemption of subordinated borrowings		(5,000)		(39,696)	(352)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		326,350		577,142	5,125
Repayment of subordinated bonds and bonds with stock acquisition rights		(288,158)		(182,617)	(1,622)
Dividends paid		(170,917)		(211,952)	(1,882)
Repayments to non-controlling stockholders		(124,500)		(142,000)	(1,261)
Dividends paid to non-controlling stockholders		(79,752)		(74,891)	(665)
Purchases of treasury stock		(161)		(191)	(2)
Proceeds from disposal of treasury stock		17		54	0
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		(1,951)		(6)	(0)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		1,473		162	1

Net cash used in financing activities		(302,589)		(55,995)	(497)

Effect of exchange rate changes on cash and cash equivalents		177,706		(99,579)	(884)

Net change in cash and cash equivalents		6,658,153		3,958,066	35,145

Cash and cash equivalents at the beginning of the fiscal year		26,993,164		33,598,680	298,337
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation		—		59	1

Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation		(52,637)		—	—

Cash and cash equivalents at the end of the fiscal year	*1	¥33,598,680	*1	¥37,556,806	$333,483

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2015 AND 2016

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of SMFG and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards(“IFRS”).

The accounts of overseas subsidiaries and affiliated companies, are, in principle, integrated with those of SMFG’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the annual securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and US dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2016 which was ¥112.62 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing consolidated financial statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at March 31, 2016 is 341.
Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd. (“SMBC Trust”)
Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”)
SMBC Nikko Securities Inc. (“SMBC Nikko”)
SMBC Friend Securities Co., Ltd. (“SMBC Friend”)
Sumitomo Mitsui Card Company, Limited (“SMCC”)
Cedyna Financial Corporation (“Cedyna”)
SMBC Consumer Finance Co., Ltd. (“SMBCCF”)
The Japan Research Institute, Limited
THE MINATO BANK, LTD. (“MINATO”)
Kansai Urban Banking Corporation (“KUBC”)
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
SMBC Guarantee Co., Ltd.
SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2016 are as follows:

54 companies were newly included in the scope of consolidation as a result of the establishment and for other reasons.

30 companies were excluded from the scope of consolidation because of liquidation and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:                 SBCS Co., Ltd.

180 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at March 31, 2016 is 5.

Principal company:                 SBCS Co., Ltd.

(2)	Affiliates accounted for by the equity method 54 companies

Principal companies:	PT Bank Tabungan Pensiunan Nasional Tbk.
Sumitomo Mitsui Auto Service Company, Limited
Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2016 are as follows:

ACLEDA Bank Plc. and other 9 companies newly became equity method affiliates due to the acquisition of stocks and for other reasons.

1 company was excluded from the scope of equity method because of liquidation.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

180 unconsolidated subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

(4)	Affiliates that are not accounted for by the equity method

Principal company:     Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries at March 31, 2016 are as follows:

April 30	1
May 31	1
June 30	6
October 31	3
November 30	6
December 31	144
January 31	14
February 29	6
March 31	160

(2)

The subsidiaries with balance sheets dated April 30, May 31, June 30 and November 30 are consolidated using the financial statements as of March 31. The subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31. Certain subsidiaries with balance sheets dated December 31 and January 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using the financial statements as of their respective balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses.”

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “Other securities” (available-for-sale securities). Stocks (including foreign stocks) in Other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.

2)	Securities included in “Money held in trust” are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by SMFG and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the borrowers, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of SMFG and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off for the years ended March 31, 2015 and 2016 were ¥363,585 million and ¥301,983 million, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(12)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to calculate the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under Other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purposes of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(19)	Consumption taxes

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(Unapplied Accounting Standard and Others)

“Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26 issued on March 28, 2016)

(1)	Outline

The Guidance supersedes the guidance on recoverability of deferred tax assets stipulated in “Auditing Treatment for Judgment of Recoverability of Deferred Assets” (JICPA Industry Committee Report No. 66).

(2)	Date of application

SMFG intends to apply the Guidance from the fiscal years beginning on April 1, 2016.

(3)	Effects of Application of the Guidance

The effects of application of the Guidance are currently being examined.

(Changes in presentation)

In accordance with the provision set forth in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on September 13, 2013) and other relevant provisions, changes are made to the presentation of “Net income” and other relevant items, and “Minority interests” is changed to “Non-controlling interests” from the fiscal year ended March 31, 2016. Figures for the fiscal year ended March 31, 2015 in the consolidated financial statements reflect these changes.

(Additional information)

Effect of a change in the corporate income tax rule

In accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 15, 2016) and the “Act to Amend the Local Taxation Act, etc.” (Act No. 13, 2016) promulgated on March 29, 2016, the corporate income tax rate will be lowered from fiscal years beginning on or after April 1, 2016. Additionally, beginning from fiscal years starting on or after April 1, 2016, the use of tax loss carryforwards will be limited to the equivalent of 60% of taxable income before deducting tax loss carryforwards, and beginning from fiscal years starting on or after April 1, 2017, the use of tax loss carryforwards will be limited to the equivalent of 55% of taxable income before deducting tax loss carryforwards.

As a result of these changes, profit attributable to owners of parent decreased by ¥12,094 million and total accumulated other comprehensive income increased by ¥30,164 million.

(Notes to consolidated balance sheets)

*1	Japanese stocks and investments in unconsolidated subsidiaries and affiliates

Japanese stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Japanese stocks	¥583,382	¥609,830
Investments	336	592

Japanese stocks of jointly controlled entities were as follows:

	Millions of yen
March 31	2015	2016
Japanese stocks of jointly controlled entities	¥100,102	¥104,779

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2015 and 2016 were as follows:

March 31, 2015	Millions of yen	March 31, 2016	Millions of yen
Japanese government bonds and other securities in “Securities”	¥1,540	Japanese government bonds in “Securities”	¥900

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged and those securities held without being disposed at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Securities pledged	¥3,181,553	¥5,245,608
Securities held without being disposed	3,087,292	3,152,831

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Bankrupt loans	¥35,861	¥44,748
Non-accrual loans	774,058	594,077

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Past due loans (3 months or more)	¥13,714	¥19,845

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Restructured loans	¥278,622	¥266,698

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Risk-monitored loans	¥1,102,256	¥925,370

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with the “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002). SMBC and its banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Bills discounted	¥950,790	¥820,990

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2015 and 2016 consisted of the following:

March 31, 2015	Millions of yen	March 31, 2016	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥ 61,093	Cash and due from banks	¥ 75,954
Call loans and bills bought	478,457	Call loans and bills bought	433,224
Monetary claims bought	75,556	Monetary claims bought	49,961
Trading assets	1,712,885	Trading assets	2,531,750
Securities	10,445,190	Securities	5,560,230
Loans and bills discounted	2,803,237	Loans and bills discounted	2,609,736
Lease receivables and investment assets	3,163	Lease receivables and investment assets	2,467
Tangible fixed assets	9,969	Tangible fixed assets	9,557
Other assets (installment account receivable, etc.)	172	Other assets (installment account receivable, etc.)	135
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	33,800	Deposits	39,403
Call money and bills sold	1,095,000	Payables under repurchase agreements	448,908
Payables under repurchase agreements	406,212	Payables under securities lending transactions	3,307,827
Payables under securities lending transactions	4,121,603	Trading liabilities	430,159
Trading liabilities	480,464	Borrowed money	4,922,927
Borrowed money	6,099,726	Other liabilities	28,710
Other liabilities	35,952	Acceptances and guarantees	194,035
Acceptances and guarantees	207,009

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2015 and 2016:

March 31, 2015	Millions of yen	March 31, 2016	Millions of yen
Cash and due from banks	¥ 13,580	Cash and due from banks	¥ 12,731
Trading assets	2,271	Trading assets	13,026
Securities	6,067,851	Securities	6,284,022

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2015	Millions of yen	March 31, 2016	Millions of yen
Collateral money deposited for financial instruments	¥ 410,317	Collateral money deposited for financial instruments	¥ 873,964
Surety deposits	119,525	Surety deposits	114,976
Margins of futures markets	63,433	Margins of futures markets	47,015
Other margins	27,819	Other margins	35,058

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
The amounts of unused commitments	¥53,473,427	¥57,798,996
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	40,386,315	42,315,486

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC and other consolidated subsidiaries revalued their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and SMFG’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain affiliates also revalued its own land for business activities in accordance with the Act. SMFG’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Other consolidated subsidiaries and affiliates: March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Other consolidated subsidiaries and affiliates: Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Accumulated depreciation	¥944,545	¥977,479

*12	Deferred gain on tangible fixed assets deductible for tax purposes

Deferred gain on tangible fixed assets deductible for tax purposes at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Deferred gain on tangible fixed assets deductible for tax purposes	¥62,704	¥62,665
[The consolidated fiscal year concerned]	[145]	[—]

*13	Subordinated borrowings

The balance of subordinated borrowings with the special clause specifying that the repayment order of the borrowing subordinate to other borrowings included in “Borrowed money” at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Subordinated borrowings	¥317,461	¥295,199

*14	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Subordinated bonds	¥1,777,502	¥2,142,286

*15	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2015 and 2016 were as follows:

	Millions of yen
March 31	2015	2016
Guaranteed amount to privately-placed bonds	¥2,030,463	¥2,004,096

(Notes to consolidated statements of income)

*1	Other income

“Other” in “Other income” for the fiscal years ended March 31, 2015 and 2016 included the following:

Year ended March 31, 2015	Millions of yen	Year ended March 31, 2016	Millions of yen
Gains on sales of stocks	¥ 83,503	Gains on sales of stocks	¥ 100,302

*2	General and administrative expenses

“General and administrative expenses” for the fiscal years ended March 31, 2015 and 2016 included the following:

Year ended March 31, 2015	Millions of yen	Year ended March 31, 2016	Millions of yen
Salaries and related expenses	¥ 610,998	Salaries and related expenses	¥ 626,149
Research and development costs	171	Research and development costs	207

*3	Other expenses

“Other expenses” for the fiscal years ended March 31, 2015 and 2016 included the following:

Year ended March 31, 2015	Millions of yen	Year ended March 31, 2016	Millions of yen
Provision for reserve for losses on interest repayment	¥ 64,836	Provision for reserve for losses on interest repayment	¥ 140,264
Write-off of loans	76,997	Write-off of loans	74,180
		Equity in losses of affiliates	36,196

*4	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following asset is recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the fiscal year ended March 31, 2015 and 2016.

Year ended March 31, 2015			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (3 items)	Land and buildings, etc.	¥ 77
	Idle assets (36 items)		3,019
	Other (1 item)		0
Kinki area	Branches (4 items)	Land and buildings, etc.	137
	Corporate assets (2 items)		12
	Idle assets (29 items)		1,802
Other	Corporate asset (1 item)	Land and buildings, etc.	0
	Idle assets (11 items)		59

Year ended March 31, 2016			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (3 items)	Land and buildings, etc.	¥ 45
	Idle assets (26 items)		2,265
	Other (1 item)		0
Kinki area	Branches (14 items)	Land and buildings, etc.	649
	Corporate asset (1 item)		349
	Idle assets (24 items)		628
Other	Branches (1 item)	Land and buildings, etc.	6
	Idle assets (11items)		416
	Others (4 items)		0

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At SMFG and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. And the carrying amounts of branches, corporate assets and idle assets at other consolidated subsidiaries are reduced in the same method as at SMBC.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

(Notes to consolidated statements of comprehensive income)

*1	Reclassification adjustment and tax effect of other comprehensive income

	Millions of yen
Year ended March 31	2015	2016
Net unrealized gains (losses) on other securities:
Amount arising during the fiscal year	¥1,403,111	¥(467,311)
Reclassification adjustments	(215,162)	(201,084)

Before adjustments to tax effect	1,187,948	(668,396)
Tax effect	(323,451)	223,414

Net unrealized gains (losses) on other securities	864,496	(444,981)

Net deferred gains (losses) on hedges:
Amount arising during the fiscal year	26,574	88,104
Reclassification adjustments	23,028	31,934
Adjustment on the cost of the assets	0	—

Before adjustments to tax effect	49,603	120,038
Tax effect	(20,144)	(37,486)

Net deferred gains (losses) on hedges	29,458	82,552

Land revaluation excess:
Amount arising during the fiscal year	—	—
Reclassification adjustments	—	—

Before adjustments to tax effect	—	—
Tax effect	3,604	1,705

Land revaluation excess	3,604	1,705

Foreign currency translation adjustments:
Amount arising during the fiscal year	178,283	(84,007)
Reclassification adjustments	(2,443)	(8,114)

Before adjustments to tax effect	175,840	(92,121)
Tax effect	—	—

Foreign currency translation adjustments	175,840	(92,121)

Remeasurements of defined benefit plans:
Amount arising during the fiscal year	163,011	(206,195)
Reclassification adjustments	22,633	31,776

Before adjustments to tax effect	185,645	(174,418)
Tax effect	(63,093)	52,485

Remeasurements of defined benefit plans	122,552	(121,933)

Share of other comprehensive income of affiliates:
Amount arising during the fiscal year	952	(659)
Reclassification adjustments	(1,410)	(1,357)

Before adjustments to tax effect	(458)	(2,016)
Tax effect	—	—

Share of other comprehensive income of affiliates	(458)	(2,016)

Total other comprehensive income	¥1,195,494	¥(576,794)

(Notes to consolidated statements of changes in net assets)

Fiscal year ended March 31, 2015

1. Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2015	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625

Total	1,414,055,625	—	—	1,414,055,625

Treasury stock
Common stock	46,781,669	37,310	4,778	46,814,201	1,2

Total	46,781,669	37,310	4,778	46,814,201

Notes:	1.	Increase of 37,310 shares in the number of treasury common stock was due to purchases of fractional shares.
	2.	Decrease of 4,778 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
Year ended March 31, 2015	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥2,085
Consolidated subsidiaries	—			—			198

Total							¥2,284

3. Information on dividends

(1)	Dividends paid in the fiscal year

	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 27, 2014	Common stock	¥91,656	¥65	March 31, 2014	June 27, 2014
Meeting of the Board of Directors held on November 13, 2014	Common stock	84,604	60	September 30, 2014	December 3, 2014

(2)	Dividends to be paid in the next fiscal year

		Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 26, 2015	Common stock	¥112,804	Retained earnings	¥80	March 31, 2015	June 26, 2015

Fiscal year ended March 31, 2016

1. Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2016	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625

Total	1,414,055,625	—	—	1,414,055,625

Treasury stock
Common stock	46,814,201	39,113	22,432	46,830,882	1,2

Total	46,814,201	39,113	22,432	46,830,882

Notes:	1.	Increase of 39,113 shares in the number of treasury common stock was due to purchases of fractional shares.
	2.	Decrease of 22,432 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
Year ended March 31, 2016	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥2,635
Consolidated subsidiaries	—	—					249

Total							¥2,884

3. Information on dividends

(1) Dividends paid in the fiscal year
	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 26, 2015	Common stock	¥112,804	¥ 80	March 31, 2015		June 26, 2015
Meeting of the Board of Directors held on November 12, 2015	Common stock	105,753	75	September 30, 2015		December 3, 2015
(2) Dividends to be paid in the next fiscal year
		Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2016	Common stock	¥105,753	Retained earnings	¥ 75	March 31, 2016	June 29, 2016

(Notes to consolidated statements of cash flows)

*1    The relation between the amounts of accounts listed on the consolidated financial statements and “Cash and cash equivalents”

	Millions of yen
Year ended March 31	2015	2016
Cash and due from banks	¥39,748,979	¥42,789,236

Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(6,150,298)	(5,232,430)

Cash and cash equivalents	¥33,598,680	¥37,556,806

*2	The major components of increased assets and liabilities by succession

The major components of increased assets and liabilities due to the integration of the retail banking business of Citibank Japan Ltd. by SMBC Trust and the relation between the acquisition cost of the acquired business and net gains from acquisition of business were as follow;

Year ended March 31, 2016	Millions of yen
Assets	¥2,407,085
Cash and due from banks	2,296,106
Liabilities	(2,376,561)
Deposits	(2,361,907)
Goodwill	14,476

Acquisition cost	45,000
Cash and cash equivalents included in acquired asset	(2,296,106)

Proceeds from acquisition of business	¥2,251,106

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in 4. Accounting policies (4) Depreciation.

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
March 31	2015	2016
Lease receivables	¥1,187,853	¥1,239,009
Residual value	107,078	120,223
Unearned interest income	(167,407)	(215,850)

Total	¥1,127,525	¥1,143,383

2)	The scheduled collections of lease payments receivable related to lease receivables and investment assets are as follows:

	Millions of yen
	2015		2016
March 31	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets
Within 1 year	¥295,756	¥337,777	¥297,221	¥320,674
More than 1 year to 2 years	205,864	258,682	209,762	253,931
More than 2 years to 3 years	127,113	194,449	149,792	198,762
More than 3 years to 4 years	82,174	138,694	91,901	143,147
More than 4 years to 5 years	47,544	99,092	65,764	93,905
More than 5 years	135,539	159,157	145,560	228,588

Total	¥893,993	¥1,187,853	¥960,003	¥1,239,009

3)

Non-transfer ownership finance leases, which commenced in fiscal years beginning before April 1, 2008, are valued at their appropriate book value, net of accumulated depreciation, as of March 31, 2008, and recorded as the beginning balance of “Lease receivables and investment assets.”

Moreover, interest on such non-transfer ownership finance leases during the remaining term of the leases is allocated over the lease term using the straight-line method.

As a result of this accounting treatment, “Income before income taxes” for the fiscal years ended March 31, 2015 and 2016 were ¥2,347 million and ¥1,759 million, respectively, more than it would have been if such transactions had been treated in a similar way to sales of the underlying assets.

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
March 31	2015	2016
Due within 1 year	¥44,637	¥42,254
Due after 1 year	239,659	213,401

Total	¥284,296	¥255,656

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
March 31	2015	2016
Due within 1 year	¥165,897	¥186,113
Due after 1 year	1,027,007	1,218,850

Total	¥1,192,904	¥1,404,963

Future lease payments receivable on operating leases which were not cancelable at March 31, 2015 and 2016 amounting to ¥0 million and ¥0 million, respectively, on the lessor side were pledged as collateral for borrowings.

(Notes to financial instruments)

1. Status of financial instruments

(1)	Policies on financial instruments

SMFG Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, SMFG Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs, to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, SMFG’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (in Asia and Oceania regions, the Asia and Oceania Treasury Dept. is responsible for derivative transactions for both ALM and trading purposes).

(2)	Details of financial instruments and associated risks

1)	Financial assets

The main financial assets held by SMFG Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose SMFG to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of SMFG Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds. Also, financial liabilities, like financial assets, expose SMFG to not only market risk but also funding liquidity risk: the risk of SMFG not being able to raise funds due to market turmoil, deterioration in its creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by SMFG Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Notes to significant accounting policies for preparing consolidated financial statements), 4. Accounting policies, (16) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Regulations on Risk Management.” SMFG’s Management Committee establishes the basic risk management policy for the entire Group, based on the Regulations, which is then approved by the Board of Directors. SMFG Group has a risk management system based on the basic policy. The Corporate Risk Management Dept., which, together with the Corporate Planning Dept., controls risk management across SMFG Group by monitors the development and implementation of SMFG Group’s risk management system, and gives appropriate guidance as needed. Under this framework, SMFG comprehensively and systematically manages risks on a Group basis.

1)	Management of credit risk

SMFG has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

(a)	Credit risk management system

At SMBC, SMFG’s major consolidated subsidiary, basic policies on credit risk management and other significant matters require the resolution of Management Committee and the approval of Board of Directors.

The Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. The department also monitors risk situations and regularly reports to the Management Committee and the Board of Directors.

Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The Credit Departments of Wholesale Banking Unit, Retail Banking Unit and other business units play a central role in credit screening and managing their units’ credit portfolios. In the Wholesale Banking Unit, the Credit Administration Dept. is responsible for formulating and implementing measures to reduce SMBC’s exposures mainly to borrowers classified as potentially bankrupt or lower. Each business unit establishes its credit limits based on the baseline amounts for each borrower’s grading category. Borrowers or loans perceived to have high credit risk undergo intensive evaluation and administration by the unit’s Credit Department. The Corporate Research Dept. analyzes industries as well as investigates individual borrowers’ business situations to detect early signs of problems.

Moreover, the Credit Risk Management Committee, a consultative body straddling the business units, rounds out SMBC’s oversight system for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of the bank’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the results directly to the Board of Directors and the Management Committee.

(b)	Method of credit risk management

SMBC properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

•	Appropriate risk-taking within the scope of capital

To keep credit risk exposure to a permissible level relative to capital, SMBC sets “credit risk capital limit” for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. SMBC regularly monitors compliance with these guidelines.

•	Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair a bank’s capital significantly, SMBC implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, SMBC also has credit limit guidelines based on each country’s creditworthiness.

•	Greater understanding of actual corporate conditions and balancing returns and risks

SMBC runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead) level.

•	Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, SMBC carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regards to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regards to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with whom SMBC frequently conducts derivative transactions, measures such as a close-out netting provision, which provide that offsetting credit exposures between the two parties will be combined into a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

SMFG manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

(a)	Market and liquidity risk management systems

At SMBC, important matters such as basic policies for managing market and liquidity risks and risk management framework are determined by the Management Committee and then approved by the Board of Directors.

The aforementioned Corporate Risk Management Dept., which is independent of the business units that directly handle business transactions and manages market and liquidity risks in an integrated manner. The department also monitors market and liquidity risk situations and regularly reports to the Management Committee and the Board of Directors.

Furthermore, its cross-departmental “ALM Committee” reports on the state of observance of SMBC’s market and liquidity risk capital limits, and deliberates on administration of ALM policies. It also has a system whereby front-office departments, middle-office departments and back-office departments check each other’s work in order to prevent clerical errors, unauthorized transactions, etc.

In addition, its Internal Audit Unit, which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Board of Directors and other concerned committees and departments.

(b)	Market and liquidity risk management methodology

•	Market risk management

SMBC manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

SMBC uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects of such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), SMBC calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, SMBC calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, SMBC manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

•	Quantitative information on market risks

As of March 31, 2016, total VaR of SMBC and its major consolidated subsidiaries was ¥34.0 billion for the banking activities, ¥11.0 billion for the trading activities and ¥1,387.6 billion for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

•	Liquidity risk management

At SMBC, funding liquidity risk is managed based on a framework consisting of setting funding gap limits, establishing contingency plans, and maintaining a system of highly liquid supplementary funding sources. A funding gap is the amount of funds needed in the future to cover duration mismatch between required investments and funding resources. SMBC tries to avoid excessive reliance on short-term funds by managing funding gap limits and has established a contingency plan covering emergency action plans such as reducing funding gap limits. In addition, to ensure smooth fulfillment of transactions in face of market turmoil, it holds assets such as U.S. treasuries that can be sold immediately and emergency committed lines as supplemental liquidity.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., SMBC has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, on reasonably calculated prices. These prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2. Fair value of financial instruments

(1)	“Consolidated balance sheet amount”, “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2015 and 2016 are as follows:

The amounts shown in the following tables do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as Other securities, and stocks of subsidiaries and affiliates.

		Millions of yen
March 31, 2015		Consolidated balance sheet amount		Fair value		Net unrealized gains (losses)
1)	Cash and due from banks *[1]		¥39,739,777		¥39,746,763	¥6,986
2)	Call loans and bills bought *[1]		1,326,280		1,327,080	800
3)	Receivables under resale agreements		746,431		747,509	1,077
4)	Receivables under securities borrowing transactions		6,477,063		6,477,657	593
5)	Monetary claims bought *[1]		4,282,392		4,293,764	11,371
6)	Trading assets
	Securities classified as trading purposes		3,235,701		3,235,701	—
7)	Money held in trust		7,087		7,087	—
8)	Securities
	Bonds classified as held-to-maturity		3,397,151		3,417,732	20,580
	Other securities		25,031,810		25,031,810	—
9)	Loans and bills discounted		73,068,240
	Reserve for possible loan losses *[1]		(461,747)

			72,606,492		74,598,557	1,992,064

10)	Foreign exchanges *[1]		1,903,702		1,907,769	4,066
11)	Lease receivables and investment assets *[1]		1,899,760		1,974,558	74,798

	Total assets		¥160,653,651		¥162,765,990	¥2,112,338

1)	Deposits		¥101,047,918		¥101,053,137	¥5,219
2)	Negotiable certificates of deposit		13,825,898		13,829,279	3,381
3)	Call money and bills sold		5,873,123		5,873,118	(5)
4)	Payables under repurchase agreements		991,860		991,860	—
5)	Payables under securities lending transactions		7,833,219		7,833,219	—
6)	Commercial paper		3,351,459		3,351,431	(27)
7)	Trading liabilities
	Trading securities sold for short sales		2,193,399		2,193,399	—
8)	Borrowed money		9,778,095		9,828,014	49,918
9)	Foreign exchanges		1,110,822		1,110,822	—
10)	Short-term bonds		1,370,800		1,370,799	(0)
11)	Bonds		6,222,918		6,437,691	214,772
12)	Due to trust account		718,133		718,133	—

	Total liabilities		¥154,317,650		¥154,590,909	¥273,259

	Derivative transactions *[2]
	Hedge accounting not applied		¥593,008		¥593,008	¥—
	Hedge accounting applied		[861,906]		[861,906]	—

	Total	¥	[268,898]	¥	[268,898]	¥—

*1	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.
*2	The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

		Millions of yen
March 31, 2016		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥42,776,432	¥42,783,707	¥7,274
2)	Call loans and bills bought *[1]	1,290,196	1,291,525	1,329
3)	Receivables under resale agreements	494,949	494,867	(82)
4)	Receivables under securities borrowing transactions *[1]	7,972,679	7,973,016	337
5)	Monetary claims bought *[1]	4,345,143	4,354,958	9,814
6)	Trading assets
	Securities classified as trading purposes	3,634,054	3,634,054	—
7)	Money held in trust	5,163	5,163	—
8)	Securities
	Bonds classified as held-to-maturity	2,267,598	2,284,166	16,568
	Other securities	21,980,120	21,980,120	—
9)	Loans and bills discounted	75,066,080
	Reserve for possible loan losses *[1]	(415,728)

		74,650,351	76,996,975	2,346,623

10)	Foreign exchanges *[1]	1,574,079	1,576,439	2,359
11)	Lease receivables and investment assets *[1]	1,977,899	2,081,232	103,333

	Total assets	¥162,968,668	¥165,456,227	¥2,487,558

1)	Deposits	¥110,668,828	¥110,672,780	¥3,951
2)	Negotiable certificates of deposit	14,250,434	14,258,203	7,769
3)	Call money and bills sold	1,220,455	1,220,455	(0)
4)	Payables under repurchase agreements	1,761,822	1,761,822	—
5)	Payables under securities lending transactions	5,309,003	5,309,003	—
6)	Commercial paper	3,017,404	3,017,372	(32)
7)	Trading liabilities
	Trading securities sold for short sales	2,197,673	2,197,673	—
8)	Borrowed money	8,571,227	8,635,608	64,380
9)	Foreign exchanges	1,083,450	1,083,450	—
10)	Short-term bonds	1,271,300	1,271,295	(4)
11)	Bonds	7,006,357	7,258,216	251,858
12)	Due to trust account	944,542	944,542	—

	Total liabilities	¥157,302,500	¥157,630,423	¥327,923

	Derivative transactions *[2]
	Hedge accounting not applied	¥492,569	¥492,569	¥—
	Hedge accounting applied	[207,696]	[207,696]	—

	Total	¥284,872	¥284,872	¥—

*1	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.
*2	The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1) Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of SMFG calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5) Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6) Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the fiscal year.

7) Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8) Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment. However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1) Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values. The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity.

3) Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bonds and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields of benchmark bonds and publicly-offered subordinated bonds published by securities firms.

7) Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9) Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows:

	Millions of yen
March 31	2015	2016
Monetary claims bought:
Monetary claims bought without market prices *[1]	¥2,537	¥2,460
Securities:
Unlisted stocks, etc. *[2]*[4]	361,541	157,382
Investments in partnership, etc. *[3]*[4]	259,445	248,921

Total	¥623,523	¥408,764

*1	They are beneficiary claims on loan trusts (a) that behave more like equity than debt, (b) that do not have market prices, and (c) for which it is difficult to rationally estimate their fair values.
*2	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
*3	They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which SMFG records net changes in their balance sheets and statements of income.
*4	Unlisted stocks and investments in partnership totaling ¥12,762 million and ¥7,618 million were written-off in the fiscal year ended March 31, 2015 and 2016, respectively.

(4)	Redemption schedule of monetary claims and securities with maturities

	Millions of yen
March 31, 2015	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits with banks	¥38,506,416	¥46,508	¥20,911	¥1,241
Call loans and bills bought	1,272,265	51,242	3,456	—
Receivables under resale agreements	674,341	72,090	—	—
Receivables under securities borrowing transactions	6,427,273	49,790	—	—
Monetary claims bought*[1]	3,378,992	597,974	48,832	221,903
Securities*[1]	5,656,240	14,446,962	2,311,100	758,126
Bonds classified as held-to-maturity	1,392,417	2,001,567	—	—
Japanese government bonds	1,300,000	1,980,000	—	—
Japanese local government bonds	51,347	16,356	—	—
Japanese corporate bonds	41,070	5,210	—	—
Other	—	—	—	—
Other securities with maturity	4,263,823	12,445,395	2,311,100	758,126
Japanese government bonds	1,715,975	8,893,500	369,500	—
Japanese local government bonds	28,278	21,904	1,224	35
Japanese corporate bonds	452,917	1,584,554	503,625	31,767
Other	2,066,652	1,945,436	1,436,750	726,322
Loans and bills discounted*[1]*[2]	16,197,047	30,706,918	10,754,197	9,205,773
Foreign exchanges*[1]	1,883,491	21,463	—	—
Lease receivables and investment assets*[1]	547,109	1,005,281	156,851	50,521

Total	¥74,543,178	¥46,998,231	¥13,295,349	¥10,237,565

*1     The amounts shown in the table above do not include amounts for claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and other claims for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥21 million, Securities: ¥44,760 million, Loans and bills discounted: ¥756,824 million, Foreign exchanges: ¥2,712 million and Lease receivables and investment assets: ¥19,460 million.

*2     “Loans and bills discounted” without the maturity dates are not included. Such amount is totaled to ¥5,445,535 million at March 31, 2015.

	Millions of yen
March 31, 2016	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits with banks	¥41,764,849	¥33,628	¥24,213	¥1,329
Call loans and bills bought	1,235,295	50,706	5,363	—
Receivables under resale agreements	427,377	67,572	—	—
Receivables under securities borrowing transactions	7,961,878	11,040	—	—
Monetary claims bought*[1]	3,349,198	678,150	43,207	235,211
Securities*[1]	5,125,770	10,864,943	2,047,674	1,712,001
Bonds classified as held-to-maturity	1,093,340	1,172,636	—	—
Japanese government bonds	1,080,000	1,160,000	—	—
Japanese local government bonds	13,340	7,426	—	—
Japanese corporate bonds	—	5,210	—	—
Other	—	—	—	—
Other securities with maturity	4,032,430	9,692,306	2,047,674	1,712,001
Japanese government bonds	1,548,400	6,172,500	11,000	239,400
Japanese local government bonds	12,838	14,197	3,855	33
Japanese corporate bonds	476,283	1,558,803	555,748	96,278
Other	1,994,907	1,946,805	1,477,070	1,376,289
Loans and bills discounted*[1]*[2]	16,340,462	31,637,487	11,694,402	9,085,329
Foreign exchanges*[1]	1,572,622	2,557	—	—
Lease receivables and investment assets*[1]	531,712	1,039,875	155,118	102,003

Total	¥78,309,168	¥44,385,961	¥13,969,979	¥11,135,875

*1     The amounts shown in the table above do not include amounts for claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and other claims for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥0 million, Securities: ¥33,496 million, Loans and bills discounted: ¥608,928 million, Foreign exchanges: ¥1,987 million, Lease receivables and investment assets: ¥18,510 million.

*2     “Loans and bills discounted” without the maturity dates are not included. Such amount is totaled to ¥5,697,958 million at March 31, 2016.

(5)	Redemption schedule of bonds, borrowed money and other interest-bearing debts

	Millions of yen
March 31, 2015	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits *	¥95,917,733	¥4,284,380	¥497,816	¥347,987
Negotiable certificates of deposit	13,518,726	304,980	2,170	20
Call money and bills sold	5,873,123	—	—	—
Payables under repurchase agreements	991,860	—	—	—
Payables under securities lending transactions	7,833,219	—	—	—
Commercial paper	3,351,459	—	—	—
Borrowed money	7,158,084	1,306,961	824,115	488,932
Foreign exchanges	1,110,822	—	—	—
Short-term bonds	1,370,800	—	—	—
Bonds	1,023,264	2,742,910	2,034,764	426,306
Due to trust account	718,133	—	—	—

Total	¥138,867,230	¥8,639,233	¥3,358,866	¥1,263,246

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

	Millions of yen
March 31, 2016	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits *	¥105,655,087	¥4,098,017	¥468,420	¥447,303
Negotiable certificates of deposit	13,740,528	506,777	3,125	1
Call money and bills sold	1,219,196	1,259	—	—
Payables under repurchase agreements	1,761,822	—	—	—
Payables under securities lending transactions	5,309,003	—	—	—
Commercial paper	3,017,404	—	—	—
Borrowed money	5,790,740	1,292,699	1,018,602	469,186
Foreign exchanges	1,083,450	—	—	—
Short-term bonds	1,271,300	—	—	—
Bonds	985,979	3,213,584	2,094,283	716,106
Due to trust account	944,542	—	—	—

Total	¥140,779,055	¥9,112,338	¥3,584,431	¥1,632,598

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1. Securities classified as trading purposes

	Millions of yen
March 31	2015	2016
Valuation gains (losses) included in the earnings for the fiscal year	¥ 72,389	¥ (32,241)

2. Bonds classified as held-to-maturity

		Millions of yen
March 31, 2015		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥3,283,044	¥3,303,228	¥20,183
	Japanese local government bonds	67,843	68,065	221
	Japanese corporate bonds	46,263	46,438	175
	Other	—	—	—

	Subtotal	3,397,151	3,417,732	20,580

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Total		¥3,397,151	¥3,417,732	¥20,580

		Millions of yen
March 31, 2016		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥2,241,546	¥2,258,065	¥16,518
	Japanese local government bonds	16,460	16,485	25
	Japanese corporate bonds	5,202	5,230	27
	Other	—	—	—

	Subtotal	2,263,208	2,279,780	16,572

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	4,389	4,385	(3)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	4,389	4,385	(3)

Total		¥2,267,598	¥2,284,166	¥16,568

3. Other securities

		Millions of yen
March 31, 2015		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,726,432	¥1,653,065	¥2,073,367
	Bonds	11,259,951	11,199,114	60,837
	Japanese government bonds	8,953,781	8,935,132	18,649
	Japanese local government bonds	49,123	48,842	281
	Japanese corporate bonds	2,257,045	2,215,139	41,905
	Other	6,024,855	5,505,092	519,762

	Subtotal	21,011,239	18,357,271	2,653,967

Other securities with unrealized losses:	Stocks	119,767	138,826	(19,059)
	Bonds	2,439,610	2,450,418	(10,808)
	Japanese government bonds	2,053,225	2,058,905	(5,680)
	Japanese local government bonds	3,026	3,039	(12)
	Japanese corporate bonds	383,358	388,473	(5,114)
	Other	2,069,284	2,088,398	(19,113)

	Subtotal	4,628,662	4,677,644	(48,981)

Total		¥25,639,901	¥23,034,915	¥2,604,985

Notes:	1.	Net unrealized gains (losses) on other securities shown above include gains of ¥29,870 million for the fiscal year ended March 31, 2015 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2015	Millions of yen
Stocks	¥219,799
Other	403,724

Total	¥623,523

These amounts are not included in “3. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

		Millions of yen
March 31, 2016		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,103,065	¥1,480,085	¥1,622,980
	Bonds	9,870,848	9,759,438	111,410
	Japanese government bonds	7,380,250	7,317,408	62,842
	Japanese local government bonds	26,353	26,195	157
	Japanese corporate bonds	2,464,245	2,415,834	48,411
	Other	5,318,399	5,027,532	290,867

	Subtotal	18,292,314	16,267,055	2,025,258

Other securities with unrealized losses:	Stocks	277,214	327,194	(49,979)
	Bonds	1,022,241	1,024,465	(2,223)
	Japanese government bonds	724,800	725,202	(402)
	Japanese local government bonds	4,867	4,885	(17)
	Japanese corporate bonds	292,573	294,377	(1,803)
	Other	3,132,891	3,198,433	(65,542)

	Subtotal	4,432,347	4,550,093	(117,745)

Total		¥22,724,662	¥20,817,149	¥1,907,512

Notes:	1.	Net unrealized gains (losses) on other securities shown above include gains of ¥871 million for the fiscal year ended March 31, 2016 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2016	Millions of yen
Stocks	¥131,602
Other	277,161

Total	¥408,764

These amounts are not included in “3. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

4.	Held-to-maturity bonds sold during the fiscal year

Fiscal year ended March 31, 2015

There are no corresponding transactions.

Fiscal year ended March 31, 2016

There are no corresponding transactions.

5.	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2015	Sales amount	Gains on sales	Losses on sales
Stocks	¥113,544	¥45,455	¥(1,890)
Bonds	13,407,655	9,406	(5,699)
Japanese government bonds	13,142,974	8,939	(5,593)
Japanese local government bonds	63,699	37	(94)
Japanese corporate bonds	200,981	429	(11)
Other	14,275,561	98,168	(16,739)

Total	¥27,796,760	¥153,030	¥(24,329)

	Millions of yen
Year ended March 31, 2016	Sales amount	Gains on sales	Losses on sales
Stocks	¥161,735	¥42,097	¥(2,784)
Bonds	12,304,977	25,883	(1,520)
Japanese government bonds	12,079,605	25,531	(237)
Japanese local government bonds	61,407	23	(98)
Japanese corporate bonds	163,963	329	(1,185)
Other	10,175,242	117,516	(28,467)

Total	¥22,641,955	¥185,497	¥(32,773)

6. Change of classification of securities

Fiscal year ended March 31, 2015

There are no significant corresponding transactions to be disclosed.

Fiscal year ended March 31, 2016

There are no significant corresponding transactions to be disclosed.

7. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2015 and 2016 were ¥5,992 million and ¥4,838 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1. Money held in trust classified as trading purposes

Fiscal year ended March 31, 2015

There are no corresponding transactions.

Fiscal year ended March 31, 2016

There are no corresponding transactions.

2. Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2015

There are no corresponding transactions.

Fiscal year ended March 31, 2016

There are no corresponding transactions.

3. Other money held in trust

	Millions of yen
March 31, 2015	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥7,087	¥7,087	—
	Millions of yen
March 31, 2016	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥5,163	¥5,163	—

  (Notes to net unrealized gains (losses) on other securities and other money held in trust)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the consolidated balance sheets is as shown below:

March 31, 2015	Millions of yen
Net unrealized gains (losses)	¥2,575,489
Other securities	2,575,489
Other money held in trust	—
(-) Deferred tax liabilities	727,559

Net unrealized gains (losses) on other securities (before following adjustments)	1,847,929

(-) Non-controlling interests	59,441
(+) SMFG’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	2,560

Net unrealized gains (losses) on other securities	¥1,791,049

Notes:	1.	Net unrealized gains of ¥29,870 million for the fiscal year ended March 31, 2015 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

March 31, 2016	Millions of yen
Net unrealized gains (losses)	¥1,907,093
Other securities	1,907,093
Other money held in trust	—
(-) Deferred tax liabilities	504,144

Net unrealized gains (losses) on other securities (before following adjustments)	1,402,948

(-) Non-controlling interests	57,075
(+) SMFG’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	1,817

Net unrealized gains (losses) on other securities	¥1,347,689

Notes:	1.	Net unrealized gains of ¥871 million for the fiscal year ended March 31, 2016 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

(Notes to derivative transactions)

1.	Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2015	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥72,417,655	¥27,182,460	¥(63,824)	¥(63,824)
Bought	70,808,254	25,824,043	58,948	58,948
Interest rate options:
Sold	345,874	36,168	(110)	(110)
Bought	36,305,940	16,041,662	6,990	6,990
Over-the-counter
Forward rate agreements:
Sold	6,869,797	35,565	606	606
Bought	6,747,669	377,473	(604)	(604)
Interest rate swaps:	449,422,723	374,591,082	124,036	124,036
Receivable fixed rate/payable floating rate	211,594,325	176,500,223	6,138,890	6,138,890
Receivable floating rate/payable fixed rate	209,580,904	175,966,222	(6,018,957)	(6,018,957)
Receivable floating rate/payable floating rate	28,142,407	22,028,051	(2,593)	(2,593)
Interest rate swaptions:
Sold	3,595,666	2,228,852	19,802	19,802
Bought	2,131,049	1,590,233	(12,738)	(12,738)
Caps:
Sold	21,514,098	16,330,540	(18,189)	(18,189)
Bought	7,165,728	5,603,385	(4,231)	(4,231)
Floors:
Sold	594,392	417,517	(533)	(533)
Bought	98,034	98,034	2,659	2,659
Other:
Sold	1,004,262	885,363	(6,496)	(6,496)
Bought	3,924,935	3,249,593	9,944	9,944

Total	/	/	¥116,260	¥116,260

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2016	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥63,471,276	¥7,435,505	¥(79,505)	¥(79,505)
Bought	57,572,037	4,357,650	75,639	75,639
Interest rate options:
Sold	44,716	24,106	(8)	(8)
Bought	33,993,010	14,119,537	6,597	6,597
Over-the-counter
Forward rate agreements:
Sold	7,874,784	148,664	(1,288)	(1,288)
Bought	7,963,487	220,176	1,352	1,352
Interest rate swaps:	396,761,415	332,313,682	176,265	176,265
Receivable fixed rate/payable floating rate	183,975,452	154,668,295	6,357,881	6,357,881
Receivable floating rate/payable fixed rate	180,604,918	151,380,739	(6,206,980)	(6,206,980)
Receivable floating rate/payable floating rate	32,005,448	26,092,014	14,589	14,589
Interest rate swaptions:
Sold	4,681,782	2,792,669	(7,029)	(7,029)
Bought	3,416,990	2,680,830	(22,676)	(22,676)
Caps:
Sold	27,745,929	20,292,051	(13,737)	(13,737)
Bought	8,098,947	6,390,955	(6,724)	(6,724)
Floors:
Sold	623,291	431,693	(596)	(596)
Bought	275,954	274,754	4,193	4,193
Other:
Sold	1,412,146	1,128,576	(433)	(433)
Bought	5,480,980	4,930,203	484	484

Total	/	/	¥132,532	¥132,532

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2015	Total	Over 1 year
Listed
Currency futures:
Sold	¥80,931	¥—	¥180	¥180
Bought	497	—	0	0
Over-the-counter
Currency swaps	27,035,522	20,122,147	694,080	10,572
Currency swaptions:
Sold	308,906	304,563	(559)	(559)
Bought	451,270	443,519	(397)	(397)
Forward foreign exchange	62,599,180	5,225,986	(141,028)	(141,028)
Currency options:
Sold	2,723,327	1,495,074	(181,167)	(181,167)
Bought	2,395,875	1,248,848	121,468	121,468

Total	/	/	¥492,576	¥(190,931)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Listed
Currency futures:
Sold	¥658	¥—	¥17	¥17
Bought	32	—	0	0
Over-the-counter
Currency swaps	33,811,276	24,295,023	387,527	15,992
Currency swaptions:
Sold	621,538	576,940	(5,697)	(5,697)
Bought	785,064	735,396	5,823	5,823
Forward foreign exchange	56,831,766	7,266,262	7,441	7,441
Currency options:
Sold	2,692,132	1,560,230	(138,718)	(138,718)
Bought	2,558,291	1,381,862	112,318	112,318

Total	/	/	¥368,712	¥(2,822)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2015	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥995,977	¥—	¥(11,341)	¥(11,341)
Bought	278,331	—	6,718	6,718
Equity price index options:
Sold	169,645	68,750	(16,412)	(16,412)
Bought	153,942	59,715	11,545	11,545
Over-the-counter
Equity options:
Sold	225,859	218,338	(23,558)	(23,558)
Bought	233,896	218,338	24,976	24,976
Equity index forward contracts:
Sold	16,717	—	126	126
Bought	33,481	499	500	500
Equity price index swaps:
Receivable equity index/payable short-term floating rate	31,690	31,225	(1,262)	(1,262)
Receivable short-term floating rate/payable equity index	59,675	58,570	1,942	1,942

Total	/	/	¥(6,764)	¥(6,764)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥739,284	¥—	¥(4,371)	¥(4,371)
Bought	350,541	23,912	804	804
Equity price index options:
Sold	211,201	118,394	(19,465)	(19,465)
Bought	146,407	67,456	8,512	8,512
Over-the-counter
Equity options:
Sold	225,296	207,647	(20,896)	(20,896)
Bought	220,558	209,864	20,609	20,609
Equity index forward contracts:
Sold	4,236	—	152	152
Bought	7,722	400	333	333
Equity price index swaps:
Receivable equity index/payable short-term floating rate	65,728	51,288	(12,612)	(12,612)
Receivable short-term floating rate/payable equity index	136,471	113,501	21,211	21,211

Total	/	/	¥(5,723)	¥(5,723)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2015	Total	Over 1 year
Listed
Bond futures:
Sold	¥3,261,725	¥—	¥(23,171)	¥(23,171)
Bought	2,668,201	—	15,828	15,828
Bond futures options:
Sold	38,448	—	(40)	(40)
Bought	39,048	—	107	107
Over-the-counter
Bond options:
Sold	39,607	—	(123)	(123)
Bought	174,030	134,394	655	655

Total	/	/	¥(6,743)	¥(6,743)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,881,937	¥—	¥(11,472)	¥(11,472)
Bought	2,533,396	—	10,038	10,038
Bond futures options:
Sold	158,794	—	(362)	(362)
Bought	31,426	—	26	26
Over-the-counter
Bond options:
Sold	455,731	—	(11)	(11)
Bought	382,507	119,292	737	737

Total	/	/	¥(1,043)	¥(1,043)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2015	Total	Over 1 year
Listed
Commodity futures:
Sold	¥14,001	¥—	¥1,546	¥1,546
Bought	15,703	—	(2,183)	(2,183)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	111,581	72,095	7,608	7,608
Receivable floating price/payable fixed price	87,933	62,634	(5,971)	(5,971)
Receivable floating price/payable floating price	3,922	3,384	(132)	(132)
Commodity options:
Sold	15,529	13,787	(506)	(506)
Bought	9,095	7,946	(108)	(108)

Total	/	/	¥253	¥253

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Listed
Commodity futures:
Sold	¥7,458	¥—	¥377	¥377
Bought	7,841	—	(590)	(590)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	82,658	54,945	21,539	21,539
Receivable floating price/payable fixed price	80,511	52,227	(19,680)	(19,680)
Receivable floating price/payable floating price	3,141	3,061	299	299
Commodity options:
Sold	19,191	16,972	(967)	(967)
Bought	15,141	13,044	(1)	(1)

Total	/	/	¥975	¥975

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2015	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥491,723	¥397,171	¥6,882	¥6,882
Bought	652,486	520,233	(9,456)	(9,456)

Total	/	/	¥(2,574)	¥(2,574)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥583,300	¥482,110	¥3,336	¥3,336
Bought	765,485	611,156	(6,221)	(6,221)

Total	/	/	¥(2,885)	¥(2,885)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2. Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

March 31, 2015			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥9,431,618	¥6,067,453	¥(5,029)
	Bought		1,300,300	—	(41)
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		31,042,631	26,461,484	718,262
	Receivable floating rate/payable fixed rate		16,875,562	15,294,056	(666,588)
	Receivable floating rate/payable floating rate		3,604	—	4
	Interest rate swaptions:
	Sold		12,344	12,344	89
	Bought		—	—	—
	Caps:
	Sold		65,156	61,248	135
	Bought		65,156	61,248	(135)

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		148,693	91,040	728

Special treatment for interest rate swaps	Interest rate swaps:	Loans and bills discounted; borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		167,412	149,076	(Note 3)
	Receivable floating rate/payable floating rate		3,000	1,000

	Total		/	/	¥47,425

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) 2. Fair value of financial instruments.”

March 31, 2016			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount		Fair value
			Total	Over 1 year
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥469,759	¥20,000	¥(853)
	Bought		466,100	—	176
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		30,806,710	27,874,743	873,379
	Receivable floating rate/payable fixed rate		17,287,315	15,999,299	(746,964)
	Receivable floating rate/payable floating rate		—	—	—
	Interest rate swaptions:
	Sold		75,230	75,230	4,382
	Bought		—	—	—
	Caps:
	Sold		61,472	50,267	5
	Bought		61,472	50,267	(5)

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted	121,347	118,381	(4,850)
	Receivable floating rate/payable fixed rate

Special treatment for interest rate swaps	Interest rate swaps:	Loans and bills discounted; borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		446,074	430,758	(Note 3)
	Receivable floating rate/payable floating rate		1,000	—

	Total		/	/	¥125,268

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) 2. Fair value of financial instruments.”

(2)	Currency derivatives

March 31, 2015	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities,	¥6,727,385	¥4,770,873	¥(911,989)
	Forward foreign exchange	deposits, foreign currency exchange, etc.	8,980	—	(36)

Recognition of gain or loss on the hedged items	Currency swaps Forward foreign exchange	Loans and bills discounted, foreign exchange	100,155 813,122	84,886 16,526	16,193 (173)

Allocation method	Currency swaps	Borrowed money	39,455	36,397	(Note 3)

	Total		/	/	¥(896,005)

Notes:

1.     SMFG applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

2. Fair value is calculated using discounted present value.

3.     Forward foreign exchange amounts treated by the allocation method are treated with other securities or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) 2. Fair value of financial instruments.”

March 31, 2016	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities	¥9,600,108	¥4,735,539	¥(364,414)
	Forward foreign exchange	deposits, foreign currency exchange, etc.	8,052	—	158

Recognition of gain or loss on the hedged items	Currency swaps Forward foreign exchange	Loans and bills discounted, foreign exchange	90,378 494,141	69,277 —	22,037 8,939

Allocation method	Currency swaps	Borrowed money	46,415	44,900	(Note 3)

	Total		/	/	¥(333,280)

Notes:

1.     SMFG applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

2. Fair value is calculated using discounted present value.

3.     Forward foreign exchange amounts treated by the allocation method are treated with other securities or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) 2. Fair value of financial instruments.”

(3)	Equity derivatives

March 31, 2015			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount		Fair value
			Total	Over 1 year
Recognition of gain or loss on the hedged items	Equity price index futures:	Other securities
	Sold		¥118,375	¥—	¥1,687
	Bought		—	—	—
	Equity price index swaps:
	Receivable equity index/payable floating rate		—	—	—
	Receivable floating rate/payable equity index		65,978	8,769	(15,013)

	Total		/	/	¥(13,326)

Note:	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value.

March 31, 2016			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount		Fair value
			Total	Over 1 year
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable equity index/payable floating rate		—	—	—
	Receivable floating rate/payable equity index		9,929	—	315

	Total		/	/	¥315

Note:	Fair value of OTC transactions is calculated using discounted present value.

(Notes to employee retirement benefits)

1. Outline of employee retirement benefits

SMFG’s consolidated subsidiaries have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance indemnity plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance indemnity plans which do not use such trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted when employees retire.

2. Contributory defined benefit pension plan

(1)	Reconciliation of beginning and ending balances of projected benefit obligation

	Millions of yen
Year ended March 31	2015	2016
Beginning balance of projected benefit obligation	¥1,089,286	¥1,083,109
Cumulative effects of changes in accounting policies	(52,699)	—

Restated balance	1,036,587	1,083,109
Service cost	31,681	34,653
Interest cost on projected benefit obligation	13,913	11,735
Unrecognized net actuarial gain or loss incurred	50,926	114,691
Payments of retirement benefits	(50,266)	(51,724)
Unrecognized prior service cost	60	(31)
Net change as a result of business combinations	—	13,477
Other	206	(3,438)

Ending balance of projected benefit obligation	¥1,083,109	¥1,202,471

(2)	Reconciliation of beginning and ending balances of plan assets

	Millions of yen
Year ended March 31	2015	2016
Beginning balance of plan assets	¥1,163,834	¥1,421,268
Expected return on plan assets	34,677	39,543
Unrecognized net actuarial gain or loss incurred	213,991	(91,563)
Contributions by the employer	48,937	45,233
Payments of retirement benefits	(40,973)	(66,589)
Net change as a result of business combinations	—	12,281
Other	801	(2,998)

Ending balance of plan assets	¥1,421,268	¥1,357,175

(3)   Reconciliation of the projected benefit obligation and plan assets to net defined benefit asset and net defined benefit liability reported on the consolidated balance sheets

	Millions of yen
March 31	2015	2016
Funded projected benefit obligation	¥(1,049,307)	¥(1,166,606)
Plan assets	1,421,268	1,357,175

	371,961	190,568
Unfunded projected benefit obligation	(33,802)	(35,864)

Net amount of asset and liability reported on the consolidated balance sheet	¥338,159	¥154,704

	Millions of yen
March 31	2015	2016
Net defined benefit asset	¥376,255	¥203,274
Net defined benefit liability	(38,096)	(48,570)

Net amount of asset and liability reported on the consolidated balance sheet	¥338,159	¥154,704

(4)	Pension expenses

	Millions of yen
Year ended March 31	2015	2016
Service cost	¥31,681	¥34,653
Interest cost on projected benefit obligation	13,913	11,735
Expected return on plan assets	(34,677)	(39,543)
Amortization of unrecognized net actuarial gain or loss	22,763	31,956
Amortization of unrecognized prior service cost	(129)	(179)
Other (nonrecurring additional retirement allowance paid and other)	6,850	4,672

Pension expenses	¥40,402	¥43,294

Note:	Pension expenses of consolidated subsidiaries which adopt the simplified method are included in “Service cost.”

(5)	Remeasurements of defined benefit plans

The breakdown of “Remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
Year ended March 31	2015	2016
Prior service cost	¥190	¥148
Net actuarial gain or loss	(185,835)	174,270

Total	¥(185,645)	¥174,418

(6)	Accumulated remeasurements of defined benefit plans

The breakdown of “Accumulated remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
March 31	2015	2016
Unrecognized prior service cost	¥(956)	¥(808)
Unrecognized net actuarial gain or loss	(69,637)	104,633

Total	¥(70,594)	¥103,824

(7)	Plan assets

1)	Major asset classes of plan assets

The proportion of major asset classes to the total plan assets is as follows:

March 31	2015	2016
Stocks	62.8%	61.3%
Bonds	21.5%	27.3%
Other	15.7%	11.4%

Total	100.0%	100.0%

Note:	The retirement benefit trusts set up for employee pension plans and lump-sum severance indemnity plans account for 37.9% and 34.0% of the total plan assets at March 31, 2015 and 2016, respectively.

2)	Method for setting the long-term expected rate of return on plan assets

The long-term expected rate of return on plan assets is determined based on the current and expected allocation of plan assets and the current and expected long-term rates of return on various asset classes of plan assets.

(8)	Actuarial assumptions

The principal assumptions used in determining benefit obligation and pension expenses are as follows:

1)	Discount rate

Year ended March 31, 2015	Percentages	Year ended March 31, 2016	Percentages
Domestic consolidated subsidiaries	0.4% to 1.6%	Domestic consolidated subsidiaries	(0.1)% to 1.5%
Overseas consolidated subsidiaries	3.1% to 12.0%	Overseas consolidated subsidiaries	3.3% to 12.8%

2)	Long-term expected rate of return on plan assets

Year ended March 31, 2015	Percentages	Year ended March 31, 2016	Percentages
Domestic consolidated subsidiaries	0% to 6.1%	Domestic consolidated subsidiaries	0% to 4.3%
Overseas consolidated subsidiaries	3.1% to 12.0%	Overseas consolidated subsidiaries	3.5% to 12.8%

3. Defined contribution plan

Fiscal year ended March 31, 2015

The amount required to be contributed by the consolidated subsidiaries is ¥6,770 million.

Fiscal year ended March 31, 2016

The amount required to be contributed by the consolidated subsidiaries is ¥7,060 million.

(Notes to stock options)

1. Amount of stock options expenses

Stock options expenses which were accounted for as general and administrative expenses for the fiscal years ended March 31, 2015 and 2016 are as follows:

	Millions of yen
Year ended March 31	2015	2016
General and administrative expenses	¥510	¥652

2. Amount of profit by non-exercise of stock acquisition rights

Profit by non-exercise of stock acquisition rights which were accounted for as other income for the fiscal years ended March 31, 2015 and 2016 are as follows:

	Millions of yen
Year ended March 31	2015	2016
Other income	¥14	¥6

3. Outline of stock options and changes

(1)   SMFG

1)   Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Title and number of grantees	Directors of SMFG 8 Corporate auditors of SMFG 3 Executive officers of SMFG 2 Directors, corporate auditors and executive officers of SMBC 69	Directors of SMFG 9 Corporate auditors of SMFG 3 Executive officers of SMFG 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of SMFG 9 Corporate auditors of SMFG 3 Executive officers of SMFG 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of SMFG 9 Corporate auditors of SMFG 3 Executive officers of SMFG 3 Directors, corporate auditors and executive officers of SMBC 67
Number of stock options*	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700
Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.
Requisite service period	From June 29, 2010 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2014
Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043

Date of resolution	July 30, 2014	July 31, 2015
Title and number of grantees	Directors of SMFG 10 Corporate auditors of SMFG 3 Executive officers of SMFG 2 Directors, corporate auditors and executive officers of SMBC 67	Directors of SMFG 8 Corporate auditors of SMFG 3 Executive officers of SMFG 4 Directors, corporate auditors and executive officers of SMBC 68
Number of stock options*	Common shares 121,900	Common shares 132,400
Grant date	August 15, 2014	August 18, 2015
Condition for vesting	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they

are relieved of their positions

either as a director, corporate

auditor or executive officer of

SMFG and SMBC.

Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.
Requisite service period	From June 27, 2014 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2016
Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045

* Number of stock options has been converted and stated as number of shares.

2)   Stock options granted and changes

(a) Number of stock options

	Number of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015
Before vested
Previous fiscal year-end	38,400	151,300	232,500	111,600	121,600	—
Granted	—	—	—	—	—	132,400
Forfeited	—	—	—	—	800	—
Vested	9,400	20,100	86,200	22,100	11,100	—
Outstanding	29,000	131,200	146,300	89,500	109,700	132,400
After vested
Previous fiscal year-end	58,800	110,500	44,600	3,700	200	—
Vested	9,400	20,100	86,200	22,100	11,100	—
Exercised	7,600	2,200	9,000	900	700	—
Forfeited	—	—	—	—	—	—
Exercisable	60,600	128,400	121,800	24,900	10,600	—

Note: Number of stock options has been converted and stated as number of shares.

(b) Price information

	Yen
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015
Exercise price	¥1	¥1	¥1	¥1	¥1	¥1
Average exercise price	3,726	3,418	5,263	3,605	3,604	—
Fair value at the grant date	2,215	1,872	2,042	4,159	3,661	4,904

3)   Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

•   Valuation technique: Black-Scholes option-pricing model

•   Principal parameters used in the option-pricing model

Date of resolution	July 31, 2015
Expected volatility *1	27.38%
Average expected life *2	4 years
Expected dividends *3	¥150 per share
Risk-free interest rate *4	0.05%

*1.	Calculated based on the actual stock prices during 4 years from August 19, 2011 to August 18, 2015.
*2.	The average expected life could not be estimated rationally due to insufficient amount of data.
Therefore, it was estimated based on average assumption periods of directors of SMFG and SMBC.
*3.	Expected dividends are based on the expected dividends on common stock for the fiscal year ended March 31, 2016 of the date of grant.
*4.	Japanese government bond yield corresponding to the average expected life.

4)	Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(2)   Consolidated subsidiary, KUBC

1)   Outline of stock options

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Title and number of grantees	Directors and employees 183	Directors 9	Officers not doubling as directors 14 Employees 46	Directors 10
Number of stock options*	Common shares 46,400	Common shares 16,200	Common shares 11,500	Common shares 17,400
Grant date	July 29, 2005	July 31, 2006	July 31, 2006	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2007 to June 29, 2015	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Title and number of grantees	Officers not doubling as directors 14 Employees 48	Directors 9 Officers not doubling as directors 16 Employees 45	Directors 11 Officers not doubling as directors 14 Employees 57
Number of stock options*	Common shares 11,200	Common shares 28,900	Common shares 35,000
Grant date	July 31, 2007	July 31, 2008	July 31, 2009
Condition for vesting	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.
Exercise period	June 29, 2009 to June 28, 2017	June 28, 2010 to June 27, 2018	June 27, 2011 to June 26, 2019

*	Number of stock options has been converted and stated as the number of shares in consideration of the reverse stock split to combine 10 common shares as one share, performed on October 1, 2014.

2)   Stock options granted and changes

   (a)   Number of stock options

Number of stock options
Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007	June 27, 2008	June 26, 2009
Before vested
Previous fiscal year-end	—	—	—	—	—	—	—
Granted	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	—
Vested	—	—	—	—	—	—	—
Outstanding	—	—	—	—	—	—	—
After vested
Previous fiscal year-end	22,600	6,200	5,700	7,800	7,000	22,700	31,900
Vested	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—
Forfeited	22,600	—	1,700	—	1,900	2,700	3,100
Exercisable	—	6,200	4,000	7,800	5,100	20,000	28,800

Note:	Number of stock options has been converted and stated as the number of shares in consideration of the reverse stock split to combine 10 common shares as one share, performed on October 1, 2014.

   (b)   Price information

	Yen
Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007	June 27, 2008	June 26, 2009
Exercise price	¥3,130	¥4,900	¥4,900	¥4,610	¥4,610	¥3,020	¥1,930
Average exercise price	—	—	—	—	—	—	—
Fair value at the grant date	—	1,380	1,380	960	960	370	510

3)   Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(3)   Consolidated subsidiary, MINATO

1)   Outline of stock options

Date of resolution	June 28, 2012	June 27, 2013	June 27, 2014
Title and number of grantees	Directors 7 Officers 12	Directors 7 Officers 12	Directors 7 Officers 16
Number of stock options*	Common shares 368,000	Common shares 334,000	Common shares 320,000
Grant date	July 20, 2012	July 19, 2013	July 18, 2014
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.
Requisite service period	June 28, 2012 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2013.	June 27, 2013 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2014.	June 27, 2014 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2015
Exercise period	July 21, 2012 to July 20, 2042	July 20, 2013 to July 19, 2043	July 19, 2014 to July 18, 2044

Date of resolution	June 26, 2015
Title and number of grantees	Directors 7 Officers 17
Number of stock options*	Common shares 200,000
Grant date	July 17, 2015
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.
Requisite service period	June 26, 2015 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2016.
Exercise period	July 18, 2015 to July 17, 2045

* Number of stock options has been converted and stated as number of shares.

2)	Stock options granted and changes

(a) Number of stock options

	Number of stock options
Date of resolution	June 28, 2012	June 27, 2013	June 27, 2014	June 26, 2015
Before vested
Previous fiscal year-end	202,000	223,000	262,000	—
Granted	—	—	—	200,000
Forfeited	—	—	6,000	5,000
Vested	71,000	81,000	70,000	19,000
Outstanding	131,000	142,000	186,000	176,000
After vested
Previous fiscal year-end	143,000	105,000	46,000	—
Vested	71,000	81,000	70,000	19,000
Exercised	—	—	—	—
Forfeited	—	—	—	—
Exercisable	214,000	186,000	116,000	19,000

Note: Number of stock options has been converted and stated as number of shares.

(b) Price information

Date of resolution	June 28, 2012	June 27, 2013	June 27, 2014	June 26, 2015
Exercise price	¥1	¥1	¥1	¥1
Average exercise price	—	—	—	—
Fair value at the grant date	132	166	181	309

3)	Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

•   Valuation technique: Black-Scholes option-pricing model

•   Principal parameters used in the option-pricing model

Date of resolution	June 26, 2015
Expected volatility*[1]	24.38%
Average expected life*2	2 years
Expected dividends*3	¥5 per share
Risk-free interest rate*4	0.005%

*1	Calculated based on the actual stock prices during 2 years from July 18, 2013 to July 17, 2015.
*2	The average expected life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of MINATO.
*3	Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2015.
*4	Japanese government bond yield corresponding to the average expected life.

4)	Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(Notes to deferred tax assets and liabilities)

1.   Significant components of deferred tax assets and liabilities

March 31, 2015	Millions of yen	March 31, 2016	Millions of yen
Deferred tax assets:		Deferred tax assets:
Net operating loss carryforwards	¥320,680	Net operating loss carryforwards	¥319,801
Reserve for possible loan losses and write-off of loans	290,628	Reserve for possible loan losses and write-off of loans	246,676
Write-off of securities	113,876	Write-off of securities	115,451
Net defined benefit liability	35,174	Net defined benefit liability	33,116
Deferred losses on hedges	14,082	Remeasurements of defined benefit plans	32,331
Other	248,581	Other	261,905

Subtotal	1,023,023	Subtotal	1,009,283
Valuation allowance	(568,997)	Valuation allowance	(517,459)

Total deferred tax assets	454,026	Total deferred tax assets	491,823
Deferred tax liabilities:		Deferred tax liabilities:
Net unrealized gains on other securities	(731,045)	Net unrealized gains on other securities	(498,610)
Gains on securities contributed to employee retirement benefits trust	(35,492)	Gains on securities contributed to employee retirement benefits trust	(33,593)
Remeasurements of defined benefit plans	(23,160)	Deferred gains on hedges	(30,151)
Leveraged lease	(22,513)	Undistributed earnings of subsidiaries	(19,284)
Other	(115,367)	Other	(132,542)

Total deferred tax liabilities	(927,578)	Total deferred tax liabilities	(714,182)

Net deferred tax assets (liabilities)	¥(473,551)	Net deferred tax assets (liabilities)	¥(222,358)

2.   Significant components of difference between the statutory tax rate used by SMFG and the effective income tax rate

March 31, 2015	Percentages	March 31, 2016	Percentages
Statutory tax rate	35.64%	Statutory tax rate	33.06%
Difference between SMFG and overseas consolidated subsidiaries	(2.34)	Valuation allowance	(8.06)
Dividends exempted for income tax purposes	(2.05)	Difference between SMFG and overseas consolidated subsidiaries	(2.42)
Valuation allowance	(0.48)	Difference of the scope of taxable income between corporate income tax and enterprise income tax	(1.08)
Effects of changes in the corporate income tax rate	2.10	Dividends exempted for income tax purposes	(0.61)
Other	0.84	Effects of changes in the corporate income tax rate	1.34
Effective income tax rate	33.71%	Equity in losses of affiliates	1.22
		Other	(0.49)
		Effective income tax rate	22.96%

3.   Adjustments to deferred tax assets and liabilities arising from a change in the income tax rate

  In accordance with the Act for Partial Amendment of the Income Tax Act, etc. (Act No. 15, 2016) and the Act to Amend the Local Taxation Act, etc. (Act No.13, 2016) on March 29, 2016, the corporate income tax rate is lowered from fiscal years beginning on or after April 1, 2016. As a result of these changes, the effective statutory tax rate used by SMFG and its consolidated domestic subsidiaries for the calculation of deferred tax assets and liabilities was changed from the current rate of 32.26 % to 30.86 % for temporary differences and other items expected to be realized during the period beginning from the fiscal year beginning on April 1, 2016 or April 1 2017, and to 30.62 % for temporary differences and other items expected to be realized in the fiscal year beginning on or after April 1, 2018. As a result of these changes in tax rates, “Net deferred tax assets (liabilities)” increased by ¥16,552 million, “Net unrealized gains (losses) on other securities” increased by ¥26,903 million, “Net deferred gains (losses) on hedges” increased by ¥1,305 million, “Remeasurements of defined benefit plans” increased by ¥1,289 million, and “Income tax deferred” increased by ¥12,946 million before considering about non-controlling interests. “Deferred tax liabilities for land revaluation excess” decreased by ¥1,705 million, while “Land revaluation excess” increased by the same amount before considering about non-controlling interests.

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2015

There is no significant information to be disclosed.

Fiscal year ended March 31, 2016

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2015

There is no significant information to be disclosed.

Fiscal year ended March 31, 2016

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

SMFG Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and SMFG’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

Besides commercial banking, SMFG Group companies conduct businesses such as leasing, securities, consumer finance, system development and data processing. The primary businesses, “Commercial banking,” “Leasing,” “Securities” and “Consumer Finance,” are separate reportable segments, and other businesses are aggregated as “Other business.”

SMBC assesses business performance by classifying “Commercial banking” into the following 4 business units: “Wholesale banking unit,” “Retail banking unit” and “International banking unit” that are based on the client segment, and “Treasury unit” that is based on the financial markets.

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).”

SMFG does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

	Millions of yen
	Commercial banking
	SMBC						Others	Total
Year ended March 31, 2015	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account
Gross profit	¥1,634,284	¥555,429	¥386,784	¥345,332	¥353,990	¥(7,250)	¥289,397	¥1,923,682
Interest income	1,121,428	315,796	313,171	227,808	212,361	52,292	171,222	1,292,650
Non-interest income	512,856	239,633	73,613	117,524	141,629	(59,542)	118,175	631,032

Expenses, etc.	(791,211)	(206,778)	(350,047)	(106,637)	(25,918)	(101,831)	(202,923)	(994,135)
Depreciation	(82,976)	(23,281)	(31,317)	(10,195)	(4,682)	(13,501)	(10,041)	(93,018)

Consolidated net business profit	¥843,073	¥348,651	¥36,737	¥238,695	¥328,072	¥(109,081)	¥86,473	¥929,547

	Millions of yen
	Leasing			Securities
Year ended March 31, 2015	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥136,965	¥12,325	¥149,290	¥346,294	¥50,393	¥(2,799)	¥393,888
Interest income	19,311	5,132	24,443	1,498	1,246	1,015	3,759
Non-interest income	117,654	7,193	124,847	344,796	49,146	(3,814)	390,128

Expenses, etc.	(56,497)	(4,244)	(60,742)	(248,680)	(39,993)	(13,238)	(301,913)
Depreciation	(3,555)	(4,720)	(8,275)	(2,720)	(1,707)	(677)	(5,105)

Consolidated net business profit	¥80,467	¥8,081	¥88,548	¥97,613	¥10,399	¥(16,037)	¥91,974

	Millions of yen
	Consumer Finance					Other Business	Grand Total
Year ended March 31, 2015	SMCC	Cedyna	SMBCCF	Others	Total
Gross profit	¥196,462	¥164,205	¥215,559	¥661	¥576,889	¥(63,347)	¥2,980,403
Interest income	13,667	25,916	149,016	(9,943)	178,657	5,668	1,505,178
Non-interest income	182,794	138,289	66,543	10,605	398,232	(69,015)	1,475,224

Expenses, etc.	(146,087)	(121,750)	(96,123)	(17,944)	(381,906)	68,754	(1,669,942)
Depreciation	(11,577)	(8,686)	(5,942)	(2,178)	(28,385)	(11,423)	(146,209)

Consolidated net business profit	¥50,375	¥42,455	¥119,436	¥(17,283)	¥194,982	¥5,407	¥1,310,461

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“SMFL” and “SMBCCF” represent consolidated figures of SMFL and SMBCCF.
“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.
“Cedyna” represents consolidated figures of Cedyna excluding figures of the immaterial subsidiaries.
3.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
	Commercial banking
	SMBC
Year ended March 31, 2016	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥1,534,271	¥545,350	¥372,811	¥355,994	¥293,570	¥(33,453)	¥302,987	¥1,837,258
Interest income	1,023,576	300,125	302,025	225,437	168,190	27,799	174,431	1,198,007
Non-interest income	510,694	245,225	70,786	130,557	125,380	(61,253)	128,555	639,250

Expenses, etc.	(805,483)	(205,095)	(354,116)	(116,484)	(29,074)	(100,714)	(218,991)	(1,024,475)
Depreciation	(92,376)	(23,592)	(35,577)	(10,934)	(5,473)	(16,800)	(11,597)	(103,974)

Consolidated net business profit	¥728,787	¥340,255	¥18,695	¥239,510	¥264,496	¥(134,168)	¥83,995	¥812,783

	Millions of yen
	Leasing			Securities
Year ended March 31, 2016	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥142,813	¥19,740	¥162,553	¥316,329	¥43,771	¥(2,971)	¥357,130
Interest income	17,847	5,053	22,900	1,605	1,499	1,531	4,636
Non-interest income	124,965	14,686	139,652	314,724	42,271	(4,502)	352,493

Expenses, etc.	(62,140)	(4,944)	(67,084)	(255,820)	(38,797)	(12,652)	(307,270)
Depreciation	(3,170)	(5,487)	(8,658)	(2,895)	(1,291)	(755)	(4,942)

Consolidated net business profit	¥80,673	¥14,795	¥95,468	¥60,509	¥4,974	¥(15,624)	¥49,859

	Millions of yen
	Consumer Finance					Other Business	Grand Total
Year ended March 31, 2016	SMCC	Cedyna	SMBCCF	Others	Total
Gross profit	¥208,514	¥165,143	¥233,388	¥4,467	¥611,512	¥(64,490)	¥2,903,964
Interest income	13,579	23,685	156,985	(5,382)	188,867	8,515	1,422,928
Non-interest income	194,934	141,458	76,402	9,849	422,645	(73,005)	1,481,036

Expenses, etc.	(157,112)	(124,151)	(104,843)	(11,118)	(397,225)	35,023	(1,761,032)
Depreciation	(12,865)	(7,896)	(7,028)	(824)	(28,615)	(12,373)	(158,564)

Consolidated net business profit	¥51,402	¥40,991	¥128,544	¥(6,651)	¥214,287	¥(29,467)	¥1,142,931

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“SMFL” and “SMBCCF” represent consolidated figures of SMFL and SMBCCF.

“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.

“Cedyna” represents consolidated figures of Cedyna excluding figures of the immaterial subsidiaries.

3.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Year ended March 31, 2015	Millions of yen
Consolidated net business profit	¥1,310,461
Other ordinary income	218,008
Other ordinary expenses (excluding equity in losses of affiliates)	(207,313)

Ordinary profit on consolidated statements of income	¥1,321,156

Year ended March 31, 2016	Millions of yen
Consolidated net business profit	¥1,142,931
Other ordinary income	197,494
Other ordinary expenses (excluding equity in losses of affiliates)	(355,141)

Ordinary profit on consolidated statements of income	¥985,284

[Related information]

Fiscal year ended March 31, 2015

1. Information on each service

	Millions of yen
	Commercial banking	Leasing	Securities	Consumer Finance	Other business	Total
Ordinary income to external customers	¥2,557,945	¥691,177	¥494,779	¥1,013,679	¥93,620	¥4,851,202

Note:	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 3,783,696	¥ 294,216	¥ 387,251	¥ 386,037	¥ 4,851,202

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of SMFG and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 1,360,804	¥ 191,232	¥ 1,201,437	¥ 17,378	¥ 2,770,853

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

Fiscal year ended March 31, 2016

1. Information on each service

	Millions of yen
	Commercial banking	Leasing	Securities	Consumer Finance	Other business	Total
Ordinary income to external customers	¥2,481,366	¥671,074	¥368,052	¥1,106,836	¥144,771	¥4,772,100

Note:	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 3,592,825	¥ 370,538	¥ 419,241	¥ 389,495	¥ 4,772,100

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of SMFG and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 1,479,043	¥ 238,373	¥ 1,181,711	¥ 20,296	¥ 2,919,424

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

	Millions of yen
Year ended March 31, 2015	Commercial Banking	Leasing	Securities	Consumer finance	Other business	Total
Impairment loss	¥4,906	¥—	¥173	¥29	¥—	¥5,109

	Millions of yen
Year ended March 31, 2016	Commercial Banking	Leasing	Securities	Consumer finance	Other business	Total
Impairment loss	¥4,076	¥—	¥241	¥0	¥43	¥4,362

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Year ended March 31, 2015	Commercial Banking	Leasing	Securities	Consumer finance	Other business	Total
Amortization of goodwill	¥2,010	¥6,446	¥14,013	¥4,025	¥23	¥26,521
Unamortized balance	22,098	75,414	188,202	66,180	71	351,966

	Millions of yen
Year ended March 31, 2016	Commercial Banking	Leasing	Securities	Consumer finance	Other business	Total
Amortization of goodwill	¥3,237	¥6,375	¥14,013	¥4,019	¥23	¥27,670
Unamortized balance	34,262	68,526	174,188	62,160	47	339,185

[Information on gains on negative goodwill by reportable segment]

Fiscal year ended March 31, 2015

There are no corresponding transactions.

Fiscal year ended March 31, 2016

There is no significant information to be disclosed.

[Information on total credit cost by reportable segment]

	Millions of yen
Year ended March 31, 2015	Commercial banking	Leasing	Securities	Consumer finance	Other business	Total
Total credit cost	¥(68,299)	¥(6,066)	¥(212)	¥78,780	¥3,644	¥7,847

Notes:	1.	Total credit cost = Write-off loans + Losses on sales of delinquent loans – Gains on reversal of reserve for possible loan losses – Recoveries of written-off claims.
	2.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.
	3.	Figures shown in the parenthesis represent the reversal of total credit cost.

	Millions of yen
Year ended March 31, 2016	Commercial banking	Leasing	Securities	Consumer finance	Other business	Total
Total credit cost	¥10,333	¥(1,491)	¥(197)	¥91,425	¥2,750	¥102,820

Notes:	1.	Total credit cost = Provision for reserve for possible loan losses + Write-off loans + Losses on sales of delinquent loans – Recoveries of written-off claims.
	2.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.
	3.	Figures shown in the parenthesis represent the reversal of total credit cost.

[Information on related parties]

Fiscal year ended March 31, 2015

There is no significant information to be disclosed.

Fiscal year ended March 31, 2016

There is no significant information to be disclosed.

(Business Combinations)

<Business combination through acquisition>

The integration of Citibank’s retail banking business by SMBC Trust Bank

SMBC Trust Bank Ltd. (“SMBC Trust”), a wholly owned subsidiary of SMFG, succeeded the retail banking business from Citibank Japan Ltd. (“Citibank”), a wholly owned subsidiary of Citigroup Inc., through the absorption-type split on November 1, 2015 (effective date). The outline of the business combination through acquisition is as follows:

1. Outline of the business combination

(1) Name of the acquired company and its business

           Citibank Japan Ltd. (Retail banking business)

(2) Main reasons for the business combination

The acquisition is aimed at achieving sustainable growth at SMFG, through expansion of the customer base with the integration of retail customers acquired from Citibank; further strengthening of overseas operations through the acquisition of approximately 1 trillion yen in foreign currency deposits; and the sharing of expertise in various areas, including foreign currency investment management and marketing.

(3) Date of the business combination

           November 1, 2015

(4) Legal form of the business combination

           This is an absorption-type split in which SMBC Trust is the successor company.

(5) Name of the entity after the business combination

           SMBC Trust Bank Ltd.

(6) Grounds for deciding on the acquirer

           SMBC Trust allocated non-voting stocks to Citibank as the consideration of the acquisition.

2. Period of the acquired company’s financial result included in the consolidated statements of income of SMFG

From November 1, 2015 to March 31, 2016

3. Acquisition cost and consideration of the acquired business

Consideration	Non-voting stocks (900,000 shares)	¥45,000 million
Acquisition cost		¥45,000 million

Note that SMBC Trust allocated its non-voting stocks to Citibank and SMBC, a wholly owned subsidiary of SMFG, acquired them in cash.

4. Major acquisition-related costs

Advisory fees etc., ¥286 million

5. Amount of goodwill, reason for recognizing goodwill, amortization method and the period

(1) Amount of goodwill

           ¥14,476 million

(2) Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

(3) Amortization method and the period

Straight-line method over 20 years

6. Amounts of assets and liabilities acquired on the date of the business combination

(1) Assets

Millions of yen
Total assets	2,407,085
Cash and due from banks	2,296,106

(2) Liabilities

Millions of yen
Total liabilities	2,376,561
Deposits	2,361,907

7.	The amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets, other than goodwill	¥36,807 million	(20 years	)
Core deposits	¥27,487 million	(20 years	)
Assets related to customers	¥9,320 million	(20 years	)

8.

Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2016, assuming that the business combination had been completed at the beginning of the fiscal year

The approximate amounts have not been disclosed since they are immaterial.

(Per Share Data)

		Yen
As of and year ended March 31		2015	2016
Net assets per share		¥6,598.87	¥6,519.60
Earnings per share		551.18	472.99
Earnings per share (diluted)		550.85	472.67

Notes: 1.	Earnings per share and earnings per share (diluted) are calculated based on the following.

		Millions of yen except number of shares
	Year ended March 31	2015	2016
	Earnings per share:
	Profit attributable to owners of parent	¥753,610	¥646,687
	Amount not attributable to common stockholders	—	—

	Profit attributable to owners of parent attributable to common stock	¥753,610	¥646,687

	Average number of common stock during the fiscal year (in thousand)	1,367,258	1,367,228
	Earnings per share (diluted):
	Adjustment for profit attributable to owners of parent	¥(0)	¥(0)
	Adjustment of dilutive shares issued by subsidiaries and affiliates	(0)	(0)

	Increase in number of common stock (in thousand)	816	928
	Stock acquisition rights	816	928
	Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—
2.	Net assets per share are calculated based on the following:
		Millions of yen except number of shares
	March 31	2015	2016
	Net assets	¥10,696,271	¥10,447,669
	Amounts excluded from Net assets	1,674,022	1,533,907
	Stock acquisition rights	2,284	2,884
	Non-controlling interests	1,671,738	1,531,022

	Net assets attributable to common stock at the fiscal year-end	¥9,022,249	¥8,913,761

	Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,367,241	1,367,224

(Significant Subsequent Events)

 There is no significant subsequent event to be disclosed.

[Consolidated supplementary financial schedules]

[Schedule of bonds]

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collateral	Date of maturity
SMFG	Straight bonds, payable in U.S. dollars (Note 3)	Mar. 9, 2016	—	450,480 ($4,000,000 thousand)	2.3161 ~ 3.784	None	Mar. 2021 ~ Mar. 2026
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Sep. 2015	99,399	255,815	0.849 ~ 1.328	None	Sep. 2024 ~ May. 2030
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Sep. 2015	34,800	153,531	0.59 ~ 0.61	None	Sep. 2024 ~ Oct. 2025
	Perpetual subordinated bonds, payable in Yen	Jul. 30, 2015	—	300,000	2.49 ~ 2.88	None	Perpetual
	Subordinated bonds, payable in U.S. dollars (Note 3)	Apr. 2, 2014	209,788 ($1,746,058 thousand)	196,717 ($1,746,753 thousand)	4.436	None	Apr. 2, 2024
SMBC	Short-term bonds, payable in Yen (Note 4)	Mar. 31, 2015	25,000 [25,000]	—	—	—	—
	Straight bonds, payable in Yen (Note 4)	Aug. 2004 ~ Sep. 2004	35,000	35,000 [35,000]	-0.03943 ~ -0.03914	None	Aug. 2016 ~ Sep. 2016
	Straight bonds, payable in Yen (Note 4)	Apr. 2010 ~ Apr. 2014	729,974 [370,000]	359,992 [200,000]	0.254 ~ 0.69	None	Apr. 2016 ~ Apr. 2019
	Straight bonds, payable in Euroyen (Note 4)	May. 8, 2006	500 [500]	—	—	—	—
	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Jul. 2010 ~ Jan. 2016	2,562,816 ($21,330,140 thousand) [432,540]	2,538,524 ($22,540,617 thousand) [439,218]	0.9411 ~ 4.13	None	Jul. 2016 ~ Mar. 2030
	Subordinated bonds, payable in U.S. dollars (Note 3)	May. 28, 2015	—	73,766 ($655,000 thousand)	4.3	None	May. 30, 2045
	Straight bonds, payable in British pound sterling (Notes 3 and 4)	Mar. 18, 2013	44,502 (£250,000 thousand) [44,502]	—	—	—	—
	Straight bonds, payable in Euro (Note 3)	Jul. 2013 ~ Nov. 2015	259,206 (€1,989,456 thousand)	445,008 (€3,491,084 thousand)	0.085 ~ 2.75	None	Sep. 2017 ~ Jul. 2023
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Jun. 2012 ~ Aug. 2015	137,981 (A$1,499,469 thousand) [12,882]	131,958 (A$1,529,597 thousand) [53,487]	2.97 ~ 4.13	None	Jun. 2016 ~ Mar. 2025
	Straight bonds, payable in Hong Kong dollars (Note 3)	Mar. 2015 ~ Apr. 2015	13,392 (HK$864,000 thousand)	34,348 (HK$2,364,000 thousand)	2.09 ~ 2.92	None	Apr. 2020 ~ Apr. 2025
	Subordinated bonds, payable in Yen (Note 4)	Aug. 2005 ~ Dec. 2011	583,046 [50,000]	534,055 [70,000]	1.43 ~ 2.8	None	Feb. 2017 ~ Dec. 2026
	Subordinated bonds, payable in Yen	Nov. 2011 ~ Jan. 2013	354,715	354,651	0.87 ~ 1.1	None	Nov. 2021 ~ Feb. 2023
	Subordinated bonds, payable in Euroyen	Jun. 2005 ~ Jun. 2008	12,000	2,000	2.564	None	Jun. 16, 2023
	Perpetual subordinated bonds, payable in U. S. dollars (Note 3)	Mar. 1, 2012	178,636 ($1,486,780 thousand)	168,794 ($1,498,795 thousand)	4.85	None	Mar. 1, 2022
	Perpetual subordinated bonds, payable in U. S. dollars (Note 3)	Jul. 22, 2005	39,309 ($327,169 thousand)	—	—	—	—
	Subordinated bonds, payable in Euro (Note 3)	Nov. 9, 2010	96,452 (€740,294 thousand)	94,421 (€740,733 thousand)	4	None	Nov. 9, 2020
	Perpetual subordinated bonds, payable in Euro (Note 3)	Jul. 22, 2005	43,152 (€331,204 thousand)	—	—	—	—

(*1)	Consolidated subsidiaries, straight bonds, payable in Yen (Notes 2 and 4)	Apr. 2010 ~ Mar. 2016	629,682 [91,114]	746,465 [139,660]	0.01 ~ 19.2	None	Apr. 2016 ~ Mar. 2046

(*2)	Consolidated subsidiaries, straight bonds, payable in U. S. dollars (Notes 2,3 and 4)	Apr. 2014 ~ Mar. 2016	1,457 ($13,000 thousand) [108]	3,294 ($32,530 thousand) [886]	0.01 ~ 5	None	Apr. 2016 ~ Feb. 2036

(*3)	Consolidated subsidiaries, straight bonds, payable in Australian dollars (Notes 2 and 3)	Mar. 29, 2016	—	89 (A$1,040, thousand)	0.01	None	Mar. 29, 2019

(*4)	Consolidated subsidiaries, straight bonds, payable in Renminbi (Notes 2,3 and 4)	Aug. 3, 2012	11,616 (RMB600,000 thousand) [11,616]	—	—	—	—

(*5)	Consolidated subsidiaries, straight bonds, payable in Renminbi (Notes 2,3 and 4)	May. 2014 ~ Mar. 2016	19,287 (RMB996,255 thousand)	36,365 (RMB2,093,569 thousand) [36,365]	2.809 ~ 5.8	None	May. 2016 ~ Jun. 2016

(*6)	Consolidated subsidiaries, straight bonds, payable in Indonesia rupiah (Notes 2 and 3)	Feb. 3, 2015	—	8,778 (IDR997,500,994 thousand)	9.85	None	Feb. 3, 2018

(*7)	Consolidated subsidiaries, subordinated bonds, payable in Yen (Notes 2 and 4)	Mar. 1996 ~ Dec. 2012	126,200 [10,000]	82,300 [11,250]	2.19 ~ 4.5	None	Mar. 2016 ~ Perpetual

(*8)	Consolidated subsidiaries, short-term bonds, payable in Yen (Notes 2 and 4)	Apr. 2014 ~ Mar. 2016	1,345,800 [1,345,800]	1,271,300 [1,271,300]	-0.001 ~ 0.15	None	Apr. 2016 ~ Oct. 2016

Total		—	¥7,593,718	¥8,277,657	—	—	—

Notes:	1.	“Interest rate” indicates a nominal interest rate which is applied at respective consolidated balance sheet dates. Therefore, this rate may differ from an actual interest rate.
2.

(*1) This represents an aggregate of straight bond issued in yen by SMFL, SMBC Nikko and SMBCCF, domestic consolidated subsidiaries.

(*2) This represents an aggregate of straight bond issued in U.S. dollar by SMBC Nikko domestic consolidated subsidiary.

(*3) This is a straight bond issued in Australian dollars by SMBC Nikko, a domestic consolidated subsidiary.
(*4) This is a straight bond issued in Renminbi by SMFL, a domestic consolidated subsidiary.
(*5) This represents an aggregate of straight bond issued in Renminbi by Sumitomo Mitsui Banking Corporation (China) Limited, an overseas consolidated subsidiary.

(*6) This is a straight bond issued in Indonesia rupiah by PT Bank Sumitomo Mitsui Indonesia, an overseas consolidated subsidiary.
(*7) This represents an aggregate of perpetual subordinated bonds and subordinated term bonds issued in yen by SMBC International Finance N.V., an overseas consolidated subsidiary and KUBC and MINATO, domestic consolidated subsidiaries.
(*8) This represents an aggregate of short-term bond issued in yen by SMCC, SMFL and SMBC Nikko, domestic consolidated subsidiaries.

	3.	Figures showed in ( ) in “At the beginning of the fiscal year” and “At the end of the fiscal year” are in foreign currency.
	4.	Figures showed in [ ] in “At the beginning of the fiscal year” and “At the end of the fiscal year” are the amounts to be redeemed within one year.
	5.	The redemption schedule over the next 5 years after respective balance sheet dates of the consolidated subsidiaries was as follows:

Millions of yen
Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
¥ 2,257,279	¥ 1,025,581	¥ 674,297	¥ 539,293	¥ 974,411

[Schedule of borrowings]

	Millions of yen		Percentages
Classification	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Borrowed money	¥9,778,095	¥8,571,227	0.65	—
Other borrowings	9,778,095	8,571,227	0.65	Jan. 2016 ~ Perpetual
Lease obligations	101,840	105,691	4.62	Apr. 2016 ~ Jul. 2032

Notes:	1.	“Average interest rate” represents the weighted average interest rate based on the interest rates and “At the end of the fiscal year” at respective balance sheet dates of consolidated subsidiaries.
	2.	The redemption schedule over the next 5 years on Borrowings and Lease obligations after respective balance sheet dates of the consolidated subsidiaries was as follows:

	Millions of yen
	Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
Other borrowings	¥5,790,740	¥210,316	¥482,027	¥345,289	¥255,066
Lease obligations	23,399	21,651	19,304	17,035	14,984

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets as a normal course of business, the schedule of borrowings shows a breakdown of Borrowed money included in the “Liabilities” and Lease obligations included in “Other liabilities” in the consolidated balance sheet.

Reference: Commercial paper issued for funding purpose as a normal course of business is as follows:

	Millions of yen		Percentages
	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Commercial paper	¥3,351,459	¥3,017,404	0.53	Apr. 2016 ~ Mar. 2017

[Schedule of asset retirement obligations]

Since the amount of asset retirement obligations accounts for 1% or less than the total of liabilities and net assets, the schedule of asset liability obligation is not disclosed.

[Others]

Quarterly consolidated financial information in the fiscal year ended March 31, 2016 is as follows;

	Millions of yen (except Earnings per share)
	First quarter consolidated total period	Second quarter consolidated total period	Third quarter consolidated total period	Fiscal year ended March 31, 2016
Ordinary income	¥1,259,549	¥2,388,800	¥3,574,474	¥4,772,100
Income before income taxes	406,501	630,832	897,938	980,170
Profit attributable to owners of parent	267,869	388,137	626,242	646,687
Earnings per share	195.92	283.89	458.04	472.99

	Yen
	First quarter consolidated accounting period	Second quarter consolidated accounting period	Third quarter consolidated accounting period	Fourth quarter consolidated accounting period
Earnings per share	¥195.92	¥87.96	¥174.15	¥14.95

(Non-consolidated financial statements)

1.  Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
March 31	2015	2016	2016
Assets:
Current assets
Cash and due from banks	¥201,862	¥502,449	$4,461
Prepaid expenses	61	139	1
Accrued income	4,786	8,940	79
Accrued income tax refunds	102,966	110,953	985
Other current assets	2,275	2,661	24

Total current assets	311,951	625,144	5,551

Fixed assets
Tangible fixed assets
Buildings	30	41	0
Equipment	0	1	0

Total tangible fixed assets	31	43	0

Intangible fixed assets
Software	265	318	3

Total intangible fixed assets	265	318	3

Investments and other assets
Investments in subsidiaries and affiliates	6,155,487	6,155,487	54,657
Long-term loans receivable from subsidiaries and affiliates	376,262	1,406,565	12,489
Other investments and other assets	—	0	0

Total investments and other assets	6,531,750	7,562,053	67,147

Total fixed assets	6,532,046	7,562,414	67,150

Total assets	¥6,843,998	¥8,187,559	$72,701

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030	$10,904
Accounts payable	870	839	7
Accrued expenses	7,084	11,268	100
Income taxes payable	21	31	0
Business office taxes payable	7	8	0
Reserve for employee bonuses	180	203	2
Reserve for executive bonuses	97	88	1
Other current liabilities	961	898	8

Total current liabilities	1,237,253	1,241,369	11,023

Fixed liabilities
Bonds	611,962	1,624,265	14,423
Long-term borrowings	31,000	49,000	435

Total fixed liabilities	642,962	1,673,265	14,858

Total liabilities	1,880,215	2,914,634	25,880

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895	20,759
Capital surplus
Capital reserve	1,559,374	1,559,374	13,846
Other capital surplus	24,349	24,332	216

Total capital surplus	1,583,723	1,583,706	14,062

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	270
Retained earnings brought forward	1,022,371	1,331,100	11,819

Total retained earnings	1,052,791	1,361,520	12,090

Treasury stock	(12,713)	(12,833)	(114)

Total stockholders’ equity	4,961,697	5,270,289	46,797

Stock acquisition rights	2,085	2,635	23

Total net assets	4,963,782	5,272,925	46,821

Total liabilities and net assets	¥6,843,998	¥8,187,559	$72,701

2.  Non-consolidated Statements of Income

	Millions of yen		Millions of U.S. dollars
Year ended March 31	2015	2016	2016

Operating income:
Dividends on investments in subsidiaries and affiliates	¥504,097	¥543,143	$4,823
Fees and commissions received from subsidiaries	13,800	16,621	148
Interests on loans receivable from subsidiaries and affiliates	9,492	18,080	161

Total operating income	527,391	577,845	5,131

Operating expenses:
General and administrative expenses	8,683	9,742	87
Interest on bonds	25,034	29,259	260
Interest on long term borrowings	20	347	3

Total operating expenses	33,739	39,349	349

Operating profit	493,651	538,496	4,782

Non-operating income:
Interest income on deposits	163	267	2
Fees and commissions income	2	2	0
Other non-operating income	80	222	2

Total non-operating income	246	492	4

Non-operating expenses:
Interest on borrowings	5,894	5,787	51
Fees and commissions payments	0	—	—
Amortization of bond issuance cost	2,028	5,906	52
Other non-operating expenses	0	1	0

Total non-operating expenses	7,923	11,696	104

Ordinary profit	485,974	527,292	4,682

Income before income taxes	485,974	527,292	4,682

Income taxes-current	3	3	0

Income taxes	3	3	0

Net income	¥485,970	¥527,288	$4,682

	Yen		U.S. dollars
	2015	2016	2016
Per share data:
Earnings per share	¥344.64	¥373.95	$3
Earnings per share (diluted)	344.44	373.70	3

3.  Non-consolidated Statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
Year ended March 31, 2015	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	¥2,337,895	¥1,559,374	¥24,347	¥1,583,721	¥30,420	¥712,661	¥743,081
Changes in the fiscal year:
Cash dividends						(176,260)	(176,260)
Net income						485,970	485,970
Purchase of treasury stock
Disposal of treasury stock			2	2
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	2	2	—	309,709	309,709

Balance at the end of the fiscal year	¥2,337,895	¥1,559,374	¥24,349	¥1,583,723	¥30,420	¥1,022,371	¥1,052,791

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2015	Treasury stock	Total
Balance at the beginning of the fiscal year	¥(12,566)	¥4,652,131	¥1,634	¥4,653,766
Changes in the fiscal year:
Cash dividends		(176,260)		(176,260)
Net income		485,970		485,970
Purchase of treasury stock	(161)	(161)		(161)
Disposal of treasury stock	15	17		17
Net changes in items other than stockholders’ equity in the fiscal year			451	451

Net changes in the fiscal year	(146)	309,565	451	310,016

Balance at the end of the fiscal year	¥(12,713)	¥4,961,697	¥2,085	¥4,963,782

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings
Year ended March 31, 2016					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	¥2,337,895	¥1,559,374	¥24,349	¥1,583,723	¥30,420	¥1,022,371	¥1,052,791
Changes in the fiscal year:
Cash dividends						(218,558)	(218,558)
Net income						527,288	527,288
Purchase of treasury stock
Disposal of treasury stock			(17)	(17)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	(17)	(17)	—	308,729	308,729

Balance at the end of the fiscal year	¥2,337,895	¥1,559,374	¥24,332	¥1,583,706	¥30,420	¥1,331,100	¥1,361,520

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2016	Treasury stock	Total
Balance at the beginning of the fiscal year	¥(12,713)	¥4,961,697	¥2,085	¥4,963,782
Changes in the fiscal year:
Cash dividends		(218,558)		(218,558)
Net income		527,288		527,288
Purchase of treasury stock	(191)	(191)		(191)
Disposal of treasury stock	71	54		54
Net changes in items other than stockholders’ equity in the fiscal year			549	549

Net changes in the fiscal year	(119)	308,592	549	309,142

Balance at the end of the fiscal year	¥(12,833)	¥5,270,289	¥2,635	¥5,272,925

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings
Year ended March 31, 2016					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	$20,759	$13,846	$216	$14,063	$270	$9,078	$9,348
Changes in the fiscal year:
Cash dividends						(1,941)	(1,941)
Net income						4,682	4,682
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	(0)	(0)	—	2,741	2,741

Balance at the end of the fiscal year	$20,759	$13,846	$216	$14,062	$270	$11,819	$12,090

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2016	Treasury stock	Total
Balance at the beginning of the fiscal year	$(113)	$44,057	$19	$44,075
Changes in the fiscal year:
Cash dividends		(1,941)		(1,941)
Net income		4,682		4,682
Purchase of treasury stock	(2)	(2)		(2)
Disposal of treasury stock	1	0		0
Net changes in items other than stockholders’ equity in the fiscal year			5	5

Net changes in the fiscal year	(1)	2,740	5	2,745

Balance at the end of the fiscal year	$(114)	$46,797	$23	$46,821

Independent Auditor’s Report

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

We have audited the accompanying consolidated financial statements of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and subsidiaries, which comprise the consolidated balance sheets as at March 31, 2015 and 2016, and the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and basis of presentation, significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SMFG and subsidiaries as at March 31, 2015 and 2016, and their financial performance and cash flows for the years then ended in accordance with accounting principles generally accepted in Japan.

Convenience Translation

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2016 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in basis of presentation.

/s/ KPMG AZSA LLC

June 28, 2016

Tokyo, Japan